Execution Version

ASSET PURCHASE AGREEMENT

by and between

IROBOT DEFENSE HOLDINGS, INC.
and
IROBOT CORPORATION

Dated as of February 2, 2016

4.21	Relations with Suppliers and Customers	35
4.22	Accounts Receivable	36
4.23	Inventory	36
4.24	Product Warranty and Product Liability	36
4.25	Solvency	37
4.26	Foreign Corrupt Practices Act	37
4.27	Insurance	37
4.28	Affiliate Transactions	38
4.29	Indebtedness	38
4.30	Accuracy of Representations and Warranties; Disclosure	38
ARTICLE V - ADDITIONAL AGREEMENTS		38
5.1	Conduct of Business Pending the Closing	38
5.2	Notice of Changes	40
5.3	Third Party Consents and Regulatory Approvals	40
5.4	Access to Information	41
5.5	Employment and Benefit Matters	41
5.6	Taxes	43
5.7	Publicity	44
5.8	Employee Assignments	44
5.9	No Solicitation or Hiring of Employees	44
5.10	Non-Competition	45
5.11	Novation of Government Contracts	45
5.12	No-Shop; Seller Change of Control	47
5.13	Financing Cooperation	47
5.14	Release Letters	48
5.15	Confidentiality	48
5.16	Post-Closing Payments	48
5.17	Bulk Sales Laws	48
5.18	Post-Closing Transfers; Further Assurances	48
5.19	Letters of Credit and Related Guarantees	49
ARTICLE VI - CONDITIONS PRECEDENT		49
6.1	Conditions to Each Party's Obligations	49
6.2	Conditions to the Obligations of Buyer	50
6.3	Conditions to the Obligations of Seller	51
6.4	Frustration of Closing Conditions	51
ARTICLE VII - INDEMNIFICATION		51
7.1	Survival of Representations and Warranties	51
7.2	Indemnification by Seller	52
7.3	Indemnification by Buyer	52
7.4	Limits on Indemnification	52
7.5	Indemnification Procedures	53
7.6	Remedies Exclusive	55
ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER		55
8.1	Termination	55
8.2	Effects of Termination	55
ARTICLE IX - MISCELLANEOUS		56

9.1	Expenses	56
9.2	Notices	56
9.3	Interpretation	57
9.4	Counterparts	57
9.5	Entire Agreement	57
9.6	Governing Law; Jurisdiction and Venue	57
9.7	Severability	58
9.8	Assignment; Reliance of Other Parties	58
9.9	Specific Performance	58
9.10	Amendment	58
9.11	Extension; Waiver	59
9.12	Consents and Approvals	59
9.13	Attorneys' Fees	59
9.14	No Recourse	59

EXHIBITS
Exhibit A	Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Equity Commitment Letter
Exhibit C	Seller Release (Hired Employees)
Exhibit D	License Agreements
Exhibit E	Transition Services Agreement
Exhibit F	Patent, Trademark and Software Assignment Agreements

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 2, 2016, is made by and between iRobot Defense Holdings, Inc., a Delaware corporation (“Buyer”), and iRobot Corporation, a Delaware corporation (“Seller”).
RECITALS
WHEREAS, Seller conducts the Business (as defined below);
WHEREAS, Buyer desires to purchase all of the assets that are used in the operation of the Business (except for the Excluded Assets) and assume certain Liabilities of Seller arising from or otherwise related to the Business set forth more particularly herein, and Seller desires to sell such assets of the Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;
WHEREAS, concurrently with the execution of this Agreement, Buyer has received an executed equity commitment letter from Arlington Capital Partners III, L.P. (the “Equity Commitment Letter”) in form and substance reasonably satisfactory to Seller; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and to prescribe certain conditions to the transactions contemplated hereby.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE 1 - DEFINITIONS
1.1    Definitions.
Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:
“401(k) Plan” shall have the meaning ascribed thereto in Section 5.5(c) hereof.
“Accounts Receivable” means (a) all billed and unbilled trade accounts receivable and other rights to payment from customers of the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business, (b) all other accounts or notes receivable relating to the Business and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.
“Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.12(a) hereof.
“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning ascribed thereto in the Recitals.
“Allocation” shall have the meaning ascribed thereto in Section 2.7 hereof.
“Assumed Liabilities” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Bill of Sale, Assignment and Assumption Agreement” shall have the meaning ascribed thereto in Section 2.9(a)(ii) hereof.
“Books and Records” shall mean originals, if available and copies if not, of all of Seller’s books, data, files and records relating primarily to the Business, whether in print, electronic or other media, including, without limitation:  product data; engineering/process data; material safety data sheets and price lists; engineering drawings; designs; tool designs; manufacturing plans; quality plans; engineering notebooks; laboratory papers, reports and test results; engineering plans and reports; production plans/documentation, work papers and process aides; operations and maintenance manuals, any other technical data, information or manufacturing/production documentation; correspondence; sales data; information relating to customers; mailing lists; brochures; advertising materials; business and marketing plans; sales literature; promotional literature; customer, supplier and distributor lists; display units; listings; and purchasing records; provided, however, that Books and Records excludes (a) items related solely to Excluded Assets or Excluded Liabilities, (b) originals that Seller is required by applicable law to retain in its possession and (c) data located in Seller’s Enterprise Resource Planning (ERP) system.
“Business” shall mean Seller’s “Defense and Security business unit”, which is one of Seller’s two currently existing reportable segments, and through which Seller offers defense, security and industrial products used to increase safety and productivity for governmental and commercial customers, including military, law enforcement, security forces, first responders, commercial enterprises, industrial companies, and energy, power and utilities companies.
“Business Benefit Plans” shall have the meaning ascribed thereto in Section 4.13(a) hereof.
“Business Copyrights” shall have the meaning ascribed thereto in Section 4.19(a) hereof.
“Business Day” shall mean any day other than (a) a Saturday or Sunday, or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed in the Commonwealth of Massachusetts and/or the State of New York.
“Business Domain Names” shall have the meaning ascribed thereto in Section 4.19(a) hereof.
“Business Employees” shall have the meaning ascribed thereto in Section 4.14(a) hereof.
“Business Financial Statements” shall have the meaning ascribed thereto in Section 4.4(a) hereof.
“Business Intellectual Property Assets” shall mean, collectively, all Intellectual Property Assets, other than OTS Software, that are (a) exclusively used in the Business as presently conducted, used or in development exclusively for the Business and (b) the Patents and Marks licensed from Seller to Buyer in the License Agreements. For purposes of this Agreement, the term “Business Intellectual Property Assets” includes, without limitation, (i) Business Patents transferred to Buyer, Business Marks transferred to Buyer, Business Copyrights, Business Trade Secrets, Business Software, and Business Domain Names, but does not include OTS Software; and (ii) all the rights granted to Buyer in the License Agreements and the Patent, Trademark and Software Assignment Agreements. For Business Patents and Business Marks transferred to Buyer hereunder, Buyer shall have the exclusive right to claim priority therefrom and the exclusive right to enforce and collect damages for any past or future infringement thereof, and such rights shall be included in the “Business Intellectual Property Assets.” For Patents and Marks licensed to the Buyer under the License Agreements, Seller shall retain the exclusive right to claim priority therefrom (except for Patents transferred to Buyer and Patents licensed to Buyer pursuant to the License Agreements that have one or more priority applications in common, in which case Buyer and Seller may each claim priority from a Patent owned by the party to the priority application) and the exclusive right to enforce and collect damages for any past or future infringement thereof.
“Business IP Agreements” shall mean agreements whereby (a) Seller conveys any rights or licenses in Business Intellectual Property Assets to any third party or (b) a third party conveys any rights or licenses in Business Intellectual Property Assets to Seller.

“Business IT Assets” shall mean the IT Assets owned by Seller that are exclusively used in the Business as presently conducted, used or in development exclusively for the Business.
“Business Marks” shall have the meaning ascribed thereto in Section 4.19(a) hereof.
“Business Material Adverse Effect” shall mean, with respect to the Business, a change, event or effect (any such item, an “Effect”) that, individually or in the aggregate, (a) has or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Business, taken as a whole, or (b) has or would reasonably be expected to prevent, materially impair or materially delay the ability of Seller to consummate the transaction contemplated by this Agreement or the Transaction-Related Documents; provided, however, that with respect to clause (a) above, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a “Business Material Adverse Effect”: (i) the engagement by the United States of America in hostilities, whether or not pursuant to a declaration of a national emergency or war, or any escalation thereof, or the occurrence of any military or terrorist attack upon the United States of America or any of its territories, possessions or diplomatic or consular offices; (ii) Effects resulting from changes in banking, securities or financial markets of the U.S. or any other region outside of the U.S. and any resulting decline in the price of any security of Seller or any market index or any change in prevailing interest rate, but only to the extent such Effects do not have a disproportionate effect on the Business; (iii) Effects that are generally applicable to the industries and markets in which the Business operates, but only to the extent such Effects do not have a disproportionate effect on the Business; (iv) changes in applicable law or accounting rules (including GAAP) after the date hereof that generally affect industries in which Seller conducts the Business; provided, that such changes do not affect the Business in a materially disproportionate manner; (v) any failure of Seller to meet internal or published projections, forecasts or revenue or earnings predictions for any period; (vi) Effects that result from compliance with the terms of, or the taking of any action required by this Agreement or consented to in writing by Buyer; or (vii) Effects caused by any natural or man-made disaster or acts of God.
“Business Patents” shall have the meaning ascribed thereto in Section 4.19(a) hereof.
“Business Permits” shall have the meaning ascribed thereto in Section 4.10(b) hereof.
“Business Software” shall mean Software, other than OTS Software, that is (a) used exclusively in the Business as presently conducted, used or in development exclusively for the Business or (b) the subject of the License Agreements.
“Business Trade Secrets” shall have the meaning ascribed thereto in Section 4.19(b)(ix) hereof.
“Buyer” shall have the meaning ascribed thereto in the Recitals.
“Buyer Competitive Business” shall have the meaning ascribed thereto in Section 5.10(a) hereof.
“Buyer Disclosure Schedule” shall have the meaning ascribed thereto in Article III hereof.
“Buyer Group” shall have the meaning ascribed thereto in Section 5.4(a) hereof.
“Buyer Indemnitees” shall have the meaning ascribed thereto in Section 7.2 hereof.
“Buyer Material Adverse Effect” shall mean, with respect to Buyer, an Effect that has or would reasonably be expected to prevent, materially impair or materially delay the ability of Buyer to consummate the transactions contemplated by this Agreement or the Transaction-Related Documents.
“Buyer Specified Account” shall mean the bank account specified by Buyer in writing at least one (1) day prior to the anticipated Closing Date.
“Chancery Court” shall have the meaning ascribed thereto in Section 9.6(a) hereof.
“Closing” shall have the meaning ascribed thereto in Section 2.8 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 2.8 hereof.
“Closing Indebtedness” means the Indebtedness of Seller related to the Business immediately prior to the Closing.
“Closing Statement” shall have the meaning ascribed thereto in Section 2.6(b) hereof.
“Closing Working Capital” shall mean the Working Capital as agreed to by Seller and the Buyer or as determined by the Neutral Auditor in accordance with Section 2.6(b), as applicable.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” shall mean that certain Confidentiality Agreement by and between Arlington Capital Partners and Seller dated as of November 30, 2015.
“Contracts” shall mean all contracts, agreements, subcontracts, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, delivery orders, proposals, bids, understandings, arrangements or commitments, whether written or oral, express or implied, and all amendments, supplements or modifications thereto.
“Contracts Requiring Consent” shall have the meaning ascribed thereto in Section 2.10 hereof.
“Copyrights” shall mean rights in works of authorship of any type, including databases, in any medium and whether or not completed, published, or used, and all copyright registrations and applications related thereto.
“Current Assets” shall mean all current assets of the Business set forth on Schedule 1.1(a); provided that, for the avoidance of doubt, Current Assets shall not include any unrestricted cash and cash equivalents of the Business or Tax assets.
“Current Liabilities” shall mean all current liabilities of the Business set forth on Schedule 1.1(b); provided that, for the avoidance of doubt, Current Liabilities shall not include any Indebtedness (including short-term deferred revenues and customer advances with future obligations) or Liabilities for Taxes for any taxable period ending on or prior to the Closing Date.
“Deductible” shall have the meaning ascribed thereto in Section 7.4(b) hereof.
“Direct Claim” shall have the meaning ascribed thereto in Section 7.5(c) hereof.
“Dispute Notice” shall have the meaning ascribed thereto in Section 2.6(b)(i) hereof.
“Dollar” or “$” shall mean the lawful currency of the U.S.
“Domain Names” shall mean all URL registrations for Internet domains.
“EAR Licenses” shall have the meaning ascribed thereto in Section 5.18(c) hereof.
“Earn-Out Determination Date” shall have the meaning ascribed thereto in Section 2.11(c) hereof.
“Earn-Out Payment” shall have the meaning ascribed thereto in Section 2.11(a) hereof.
“Earn-Out Payment Statement” shall have the meaning ascribed thereto in Section 2.11(f) hereof.
“Earn-Out Payment Statement Date” shall have the meaning ascribed thereto in Section 2.11(f) hereof.
“Edis” shall have the meaning ascribed thereto in Section 5.5(b) hereof.

“Effect” shall have the meaning ascribed thereto in the definition of Business Material Adverse Effect.
“Employee Offer Letter” shall have the meaning ascribed thereto in Section 5.5(a) hereof.
“Employment Agreements” shall have the meaning ascribed thereto in Section 6.2(j) hereof.
“Encumbrances” shall mean and include any and all mortgages, deeds of trust, liens, security interests, pledges, charges, claims, easements, encroachments, rights of first refusal or first offer to purchase an applicable property, servitude or other restrictions on transfers, or other similar encumbrances.
“Environmental Laws” shall mean any applicable law (including common law) and any binding and applicable order issued by any Governmental Authority or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, worker health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning exposure to, or the management, manufacture, use, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.
“Equity Commitment Letter” shall have the meaning ascribed thereto in the Recitals.
“Equity Financing” shall mean the equity financing incurred or intended to be incurred pursuant to the Equity Commitment Letter.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” shall mean any entity that would have ever been considered a single employer with Seller under Section 4001(b) of ERISA or part of the same “controlled group” as Seller for purposes of Section 302(d)(3) of ERISA.
“Estimated Closing Statement” shall have the meaning ascribed thereto in Section 2.6(a) hereof.
“Estimated Closing Working Capital” shall have the meaning ascribed thereto in Section 2.6(a) hereof.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Excluded Assets” shall have the meaning ascribed thereto in Section 2.2 hereof.
“Excluded Liabilities” shall have the meaning ascribed thereto in Section 2.4 hereof.
“Export Laws” shall have the meaning ascribed thereto in Section 4.20(l) hereof.
“FAR” shall have the meaning ascribed thereto in Section 4.20(d)(i) hereof.
“Field” shall have the meaning ascribed thereto in the Patent License Agreement (IRBT to Buyer) of even date herewith by and between Seller and Buyer.
“Final Working Capital Shortfall” shall have the meaning ascribed thereto in Section 2.6(b)(ii) hereof.

“Fundamental Representations” shall mean the representations and warranties set forth in Sections 3.1 (Corporate Organization); 3.2 (Authority); 3.4 (Broker’s Fees); 4.1 (Corporate Organization); 4.2 (Authority); 4.5 (Broker’s Fees); 4.11 (Title of Purchased Assets; Sufficiency); and 4.29 (Indebtedness).
“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently.
“General Representations Indemnity Cap” shall have the meaning ascribed thereto in Section 7.4(c) hereof.
“Government Contract” shall mean, with respect to the Business, any contract, agreement, or task or delivery order between Seller and (a) any Governmental Authority, (b) any prime contractor to any Governmental Authority, or (c) any subcontractor (of any tier) in connection with or with respect to any Contract or agreement between another Person and any Governmental Authority.
“Government Contract Bid” shall mean any offer, proposal, bid or quote for goods or services to be delivered by the Business that if awarded or accepted by a Governmental Authority would lead to a Government Contract.
“Governmental Authority” shall mean any court, tribunal, judicial, arbitral body, or any government or political subdivision thereof, whether federal, national, supranational, state, county, local, municipal or foreign, or any agency, department, authority, bureau, commission, official, quasi-governmental body or instrumentality of any such government or political subdivision, as well as any governmental or non-governmental self-regulatory organization, agency or authority.
“Hazardous Substances” shall mean (a) any material, substance, or waste that is defined or regulated as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; or (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.
“Hired Employees” shall have the meaning ascribed thereto in Section 5.5(a) hereof.
“H&W Plans” shall have the meaning ascribed thereto in Section 5.5(c) hereof.
“Indebtedness” shall mean, without duplication, the aggregate amount of all (a) liabilities or obligations for borrowed money, (b) liabilities or obligations evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation, deed of trust or mortgage or “overdraft”), (c) outstanding liabilities or obligations in respect of letters of credit and “swaps” of interest and currency exchange rates (and other interest and currency rate hedging agreements), including any breakage costs, (d) liabilities or obligations for the payment of money as a lessee under leases that should be, in accordance with GAAP, recorded as capital leases for financial reporting purposes, (e) liabilities or obligations to pay the deferred purchase price of property or services, (f) all commitments against loss or for the payment of any future obligation, (g) deferred revenues or arrangements therefor or customer deposits or customer advances with future obligations (whether short-term or long-term), (h) interest, fees, prepayment penalties or premiums and other expenses owed with respect to any indebtedness, liabilities and/or obligations of the type referred to in clauses (a) through (g) above, and (i) all guarantees, whether direct or indirect, (or arrangements having the economic effect of a guarantee, including obligations with respect to corporate credit cards) made in connection with the foregoing. Notwithstanding the foregoing, this definition of “Indebtedness” shall exclude the Letters of Credit that are undrawn as of the Closing Date and set forth on Section 1.1(c) of the Seller Disclosure Schedule.
“Indemnified Party” shall have the meaning ascribed thereto in Section 7.4 hereof.
“Indemnifying Party” shall have the meaning ascribed thereto in Section 7.4 hereof.
“Indemnity Cap” shall have the meaning ascribed thereto in Section 7.4(c) hereof.

“Initial Purchase Price” shall mean (a) $30,000,000 in cash minus (b) the amount, if any, by which Target Working Capital exceeds Estimated Closing Working Capital, plus (c) the amount, if any, by which Estimated Closing Working Capital exceeds Target Working Capital and minus (d) the Closing Indebtedness. The Initial Purchase Price is subject to further adjustment following the Closing in accordance with Section 2.6.
“Intellectual Property Assets” shall mean any and all rights (anywhere in the world, whether statutory, common law or otherwise) relating to, arising from, or associated with intellectual property, whether or not registered, including without limitation all:  (i) Patents; (ii) Marks; (iii) Copyrights; (iv) Trade Secrets; (v) rights in Software and Domain Names; (vi) any rights equivalent or similar to any of the foregoing; and (vii) rights to enforce and pursue legal remedies and collect damages against past, present, and future infringements of any of the foregoing.
“Inventory” shall mean all inventory of the Business, wherever located, including, without limitation, all finished goods, work-in-process, raw materials, spare parts and all other materials and supplies to be used or consumed by Seller or its Affiliates in the production of finished goods; provided, however, that “Inventory” shall not include any inventory owned by a contract manufacturer of Seller and not otherwise included in the Business Financial Statements or in Working Capital.
“IP Personnel” shall have the meaning ascribed thereto in Section 4.19(b)(i).
“IRS” shall mean the Internal Revenue Service.
“IT Assets” shall mean all computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and all associated documentation.
“Key Employee” shall mean Tom Frost, Tim Trainer, Orin Hoffman, Kevin Ryan, Matt Liba, Tung Ng, Scot Gleason and Tom Phelps.
“Knowledge of Buyer” or “Buyer’s Knowledge” means and shall be limited to the actual knowledge of Peter Manos, Christopher Stallmann and Daniel Di Piazza, after reasonable due inquiry.
“Knowledge of Seller” or “Seller’s Knowledge” means and shall be limited to the actual knowledge of Tom Frost, Kevin Ryan, Tim Trainer, Matt Liba, Orin Hoffman, Tung Ng, Scot Gleason, Dave Fullerton, Nate Dutile, Glen Weinstein, Tom Phelps and Anders Bialek, after reasonable due inquiry.
“Leased Real Property” shall have the meaning ascribed thereto in Section 4.16(a) hereof.
“Leases” shall have the meaning ascribed thereto in Section 4.16(a) hereof.
“Legitimate Business Purpose” shall mean in connection with (in each case for the period prior to the Closing Date) (i) the preparation of financial statements, (ii) any filing with or investigation, inquiry or request for information by a Governmental Authority (including, without limitation, relating to an audit or any proceeding), or (iii) a party’s compliance with applicable laws, regulations and requirements set forth in any credit facility or other agreement evidencing Indebtedness or otherwise required by financing sources thereof.
“Letters of Credit” shall mean the letters of credit and related guarantees listed on Section 1.1(c) of the Seller Disclosure Schedule.
“Liability” and “Liabilities” shall mean any direct or indirect liability, Indebtedness, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, choate or inchoate, known or unknown, accrued or unaccrued, secured or unsecured, liquidated or unliquidated, contingent or otherwise and whether due or to become due and regardless of when asserted.
“License Agreements” shall have the meaning ascribed thereto in Section 6.2(e) hereof.
“Losses” shall have the meaning ascribed thereto in Section 7.2 hereof.

“Marks” shall mean trademarks, service marks, trade dress, logos, trade names, corporate names and symbols, slogans and other indicia of source or origin, including the goodwill of the business symbolized thereby or associated therewith, common law rights thereto, registrations and applications for registration thereof throughout the world.
“Mirror Plan” shall have the meaning ascribed thereto in Section 5.5(c) hereof.
“Neutral Auditor” shall mean Ernst & Young LLP, or such other independent nationally recognized certified public accounting firm mutually agreed to by Buyer and Seller.
“NISPOM” shall have the meaning ascribed thereto in Section 4.20(g) hereof.
“Non-Government Contracts” shall have the meaning ascribed thereto in Section 4.15(a) hereof.
“Notice of Objection” shall have the meaning ascribed thereto in Section 2.11(f) hereof.
“Novation Agreement” shall have the meaning ascribed thereto in Section 5.11(a) hereof.
“OCI” shall have the meaning ascribed thereto in Section 4.20(f) hereof.
“Offered Business Employee” shall have the meaning ascribed thereto in Section 5.5(a) hereof.
“Offered Employee” shall have the meaning ascribed thereto in Section 5.5(a) hereof.
“Offered Seller Employee” shall have the meaning ascribed thereto in Section 5.5(a) hereof.
“Open Source Code” means any Software that is subject to a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement), including without limitation any license (i) defined as an open source license by the Open Source Initiative as set forth on www.opensource.org or (ii) that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, derived from, or combined with such software (“Other Software”) be redistributed (A) on the terms of such license; (B) in source code form (or that the source code for the Other Software be made available); (C) at no charge; (D) under terms that allow reverse engineering, reverse assembly, or disassembly; or (E) under terms that permit recipients to copy, modify and redistribute the Other Software.
“Ordinary Course of Business” shall mean the ordinary course of business of Seller and the Business consistent with past practices (including with respect to quantity and frequency).
“OTS Software” shall mean any Software that is generally available commercially for an annual aggregate license fee of $10,000 or less.
“Patent, Trademark and Software Assignment Agreements” shall have the meaning ascribed thereto in Section 6.2(i) hereof.
“Patents” shall mean all rights in inventions and invention disclosures (whether or not patented, and whether or not reduced to practice), patents and patent applications or any kind, including provisional applications, substitutions, continuations, continuations-in-part, divisions, reviews, renewals, reissues, re-examinations and extensions thereof.
“Permitted Encumbrances” shall mean (i) Encumbrances for current Taxes which are not yet delinquent or which are being contested in good faith, (ii) Encumbrances on a landlord’s interest in the subject premises, (iii) statutory or common law liens of landlords against its tenant’s personal property, and (iv) the Encumbrances described on Schedule 1.1(d).

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity or any Governmental Authority.
“Post-Closing Tax Period” shall have the meaning ascribed thereto in Section 5.6(b) hereof.
“Pre-Closing 2016 Revenue” shall have the meaning ascribed thereto in Section 2.11(g) hereof.
“Pre-Closing Tax Period” shall have the meaning ascribed thereto in Section 5.6(b) hereof.
“Preferred Bidder Status” shall have the meaning ascribed thereto in Section 4.20(c) hereof.
“Purchased Assets” shall have the meaning ascribed thereto in Section 2.1 hereof.
“Purchased Contracts” shall have the meaning ascribed thereto in Schedule 2.1.
“Release Date” means the Business Day immediately following the date that is the eighteen (18) month anniversary of the date hereof.
“Release Letters” shall mean customary payoff and/or release letters from each holder of Closing Indebtedness that provides for the release of all Encumbrances on the Purchased Assets and the termination of all agreements and other security interests to which any of the Purchased Assets are subject, in each case, in form and substance reasonably satisfactory to the Buyer.
“Representatives” shall mean the directors, officers, employees, Affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives of Seller or Buyer, as applicable.
“Restricted Employee” shall mean (a) with respect to Seller, any Person who is (i) a Business Employee and made an offer of employment by Buyer or any Affiliate of Buyer or (ii) hired by Buyer following the Closing, and (b) with respect to Buyer, any employee of Seller.
“Sale Event” shall have the meaning ascribed thereto in Section 2.11(e) hereof.
“SEC” shall mean the Securities and Exchange Commission.
“Section 1060 Forms” shall have the meaning ascribed thereto in Section 2.7 hereof.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Seller” shall have the meaning ascribed thereto in the Recitals.
“Seller Change of Control” shall have the meaning ascribed thereto in Section 5.12(c) hereof.
“Seller Competitive Business” shall mean any Person that designs and sells robots with respect to (i) indoor and outdoor cleaning and maintenance applications for use in and around the home and (ii) audio/video conferencing capabilities to enable off-site participation in meetings, presentations and events.
“Seller Disclosure Schedule” shall have the meaning ascribed thereto in Article IV hereof.
“Seller Employees” shall have the meaning ascribed thereto in Section 4.14(a) hereof.
“Seller Indemnitee” shall have the meaning ascribed thereto in Section 7.3 hereof.
“Seller SEC Reports” shall have the meaning ascribed thereto in Section 4.8 hereof.

“Seller Specified Account” shall mean the bank account specified by Seller in the Estimated Closing Statement.
“Seller Transaction Expenses” means (a) the fees, costs and expenses of the consultants, financial advisors, attorneys, accountants, management companies or other agents and representatives incurred by Seller in connection with this Agreement and the other Transaction-Related Documents (including research, preparation, drafting documents, negotiations, due diligence assistance, consultations, assessments or valuations) or the transactions contemplated hereby and thereby (including any such fees, costs and expenses that become payable, at any time, as a result of the occurrence of the Closing), (b) any stay bonus, transaction completion bonus, severance payment or other similar payment made or required to be made to Business Employees as a result of this Agreement or the other Transaction-Related Documents or the transactions contemplated hereby and thereby (other than as a result of Contracts made by Buyer or its Affiliates following the Closing) or any accrued bonus or incentive compensation payment relating to 2015 performance that remains unpaid as of the Closing Date, and (c) any Taxes required to be paid by Seller in connection with any of the foregoing.
“Software” shall mean computer software, programs and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.
“Special Representations” shall mean the representations and warranties set forth in Sections 4.19 (Intellectual Property) and 4.20 (Government Contracts).
“Subsequent Contract” shall have the meaning ascribed thereto in Section 5.11(d) hereof.
“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Tangible Personal Property” shall mean all tangible personal property (other than Inventory) that constitutes Purchased Assets, in each case as set forth on Schedule 2.1.
“Target Working Capital” shall mean Twenty Million Dollars ($20,000,000).
“Tax” shall mean any and all taxes, customs, duties, tariffs, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a U.S. possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additions attributable to, or imposed upon, or with respect to, any such amounts.
“Tax Return” shall mean any report, return, document, declaration, election or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including, without limitation, information returns and any documents with respect to or accompanying payments of estimated Taxes or requests for the extension of time in which to file any such report, return, document, declaration or other information.
“Termination Date” shall have the meaning ascribed thereto in Section 8.1(d) hereof.

“Third-Party Claim” shall have the meaning ascribed thereto in Section 7.5(a) hereof.
“Total 2016 Revenue” shall have the meaning ascribed thereto in Section 2.11(c) hereof.
“Trade Secrets” shall mean trade secrets, know-how and other confidential or proprietary technical, business and other information, including, without limitation, manufacturing and production processes and techniques, research and development information, technology, drawings, specifications, designs, plans, proposals, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer and supplier lists.
“Transaction Consideration” shall mean an amount equal to the sum of (a) the Initial Purchase Price plus (b) the Earn-Out Payment (solely to the extent actually paid to Seller).
“Transaction Consideration Indemnity Cap” shall have the meaning ascribed thereto in Section 7.4(c) hereof.
“Transaction-Related Documents” shall mean the License Agreements, the Patent, Trademark and Software Assignment Agreements, the Bill of Sale, Assignment and Assumption Agreement, the Equity Commitment Letter and the Transition Services Agreement, in each case, attached hereto as exhibits, the Seller Disclosure Schedule, the Buyer Disclosure Schedule and all other certificates and agreements delivered pursuant to the terms hereof.
“Transfer Taxes” shall have the meaning ascribed thereto in Section 5.6(a) hereof.
“Transition Services Agreement” shall have the meaning ascribed thereto in Section 6.2(f) hereof.
“U.S.” shall mean the United States of America.
“USPTO” shall have the meaning ascribed thereto in Section 4.19(b)(xii) hereof.
“WARN Act” shall have the meaning ascribed thereto in Section 4.6(a)(xx) hereof.
“Working Capital” shall mean Current Assets minus Current Liabilities of the Business, each component of which is derived from Seller’s financial statements that were prepared in accordance with GAAP, and which is calculated consistent with the methodology used to prepare the working capital statement for the Business set forth in Section 4.4(a) of the Seller Disclosure Schedules attached hereto (other than the removal of the following line items: accrued vacation, accrued bonus for 2015 (but not 2016 stub periods which are included as a Current Liability), accrued payroll, accrued payroll taxes, accrued 401(k) match for 2015 (but not 2016 stub periods which are included as a Current Liability), customer deposits and deferred revenue), as of 12:01 a.m. (Eastern time) on the Closing Date; provided, that neither the calculation of Working Capital, nor the calculation of any component thereof, shall take into account or give effect to any purchase accounting adjustments.
ARTICLE II - PURCHASE AND SALE
2.1    Purchase and Sale of Purchased Assets.
On the terms and subject to the conditions contained in this Agreement, at and effective as of the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Encumbrances (except for any Permitted Encumbrances), by appropriate instruments of conveyance reasonably satisfactory to Buyer, the Purchased Assets. “Purchased Assets” means all of Seller’s right, title and interest in, to and under the business, properties, assets and rights used in the Business and set forth on Schedule 2.1, and shall expressly exclude the Excluded Assets.
2.2    Excluded Assets.
.

Notwithstanding Section 2.1 above, the assets set forth on Schedule 2.2 shall be expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the assets conveyed hereby.
2.3    Assumed Liabilities.
(a)Upon the terms and subject to the conditions of this Agreement, Buyer shall not assume any Liabilities of Seller, except that Buyer shall pay, discharge and perform when due, as appropriate, only (i) the Liabilities under (a) the Purchased Contracts arising from and after the Closing Date (other than those Liabilities arising out of, related to or resulting from any breach, default, misrepresentation or fraud of Seller in connection therewith) and (b) the other Purchased Assets, but in each case, solely to the extent incurred from facts or circumstances arising after the Closing Date, and (ii) the other Liabilities set forth on Schedule 2.3 hereof (individually and collectively, the “Assumed Liabilities”).
(b)Nothing contained in this Section 2.3 or in any instrument of assumption executed by Buyer at the Closing shall release or relieve Seller from its representations, warranties, covenants and agreements contained in this Agreement.
(c)For the avoidance of doubt, except for the Assumed Liabilities, Buyer shall not assume and not be responsible for any Liabilities and obligations of Seller relating to the Purchased Assets or otherwise, whether the same are direct or indirect, fixed, contingent or otherwise, known or unknown, whether existing on the Closing Date or arising thereafter as a result of any act, omission, fact or circumstance taking place prior to the Closing.
2.4    Excluded Liabilities. The Excluded Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. “Excluded Liabilities” shall mean every Liability of Seller or of the Business other than the Assumed Liabilities, including, without limitation, the Liabilities set forth on Schedule 2.4.
2.5    Purchase Price. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, Buyer shall (i) pay, by wire transfer of immediately available funds into the Seller Specified Account, an aggregate amount equal to the Initial Purchase Price (as estimated pursuant to Section 2.6(a)) to or on behalf of Seller and (ii) assume the Assumed Liabilities. On the Closing Date, the Initial Purchase Price shall be estimated pursuant to Section 2.6(a). Following the Closing, the Initial Purchase Price shall be subject to adjustment pursuant to Section 2.6(b).
2.6    Purchase Price Adjustments.
(a)    Determination of Initial Purchase Price; Delivery of Estimated Closing Statement. No earlier than 5:00 p.m. (ET) on the day that is five (5) Business Days prior to the anticipated Closing Date, Seller will deliver to Buyer a statement (the “Estimated Closing Statement”) dated as of the date of delivery and signed by a duly authorized Representative of Seller, setting forth (i) its good faith estimate of (A) Working Capital (the “Estimated Closing Working Capital”), showing in reasonable detail the calculation thereof, and (B) the Initial Purchase Price based thereon and (ii) wire transfer instructions for the Seller Specified Account for the Initial Purchase Price payable to Seller pursuant to Section 2.5. Buyer (and its Representatives) shall be afforded the opportunity to review the calculations and supporting materials used by Seller to prepare the Estimated Closing Statement. Buyer and Seller shall work in good faith to resolve any disagreements over the Estimated Closing Statement. The Initial Purchase Price to be remitted at Closing shall be increased to the extent and by the amount that that the Estimated Closing Working Capital is greater than the Target Working Capital or decreased to the extent and in the amount that the Estimated Closing Working Capital is less than the Target Working Capital.
(b)    Determination of Post-Closing Adjustment. Within sixty (60) days following the Closing Date, Buyer shall prepare and present to Seller a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the Closing Working Capital and showing in reasonable detail its calculation thereof prepared consistent with the methodology of calculating Estimated Closing Working Capital, and the final Initial Purchase Price based thereon. In the event of a breach or violation by Seller of the Transition Services Agreement providing for finance, accounting and treasury services, the sixty (60) day period above shall be tolled until such breach or violation has been duly cured.
(i)Disputes. If Seller disagrees with all or any portion of the Closing Statement, Seller shall notify Buyer of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement and including a revised version of the Closing Statement (the “Dispute Notice”), within thirty (30) days of its receipt of the Closing Statement. In the event that Seller does not provide a Dispute Notice within such thirty (30) day period, Seller shall be deemed to have accepted the Closing Statement in its entirety, which shall be final, binding and conclusive for all purposes hereunder. Any components or calculations making up Closing Working Capital not objected to in the Dispute Notice shall be final, binding and conclusive for all purposes hereunder. In the event any such Dispute Notice is provided within such thirty (30) day period, Buyer and Seller shall use commercially reasonable efforts for a period of fifteen (15) days (or such longer period as they may mutually agree in writing) to negotiate and resolve any disagreements by Seller set forth in the Dispute Notice. During the thirty (30) day period following Seller’s receipt of the Closing Statement and the fifteen (15) day period described in the immediately preceding sentence, Buyer shall on a timely basis, provide to Seller and its authorized Representatives reasonable access to all records and Buyer’s outside accountants and their work papers and other documents used in preparing the Closing Statement; provided, that, (i) such access shall be in a manner that does not interfere with the normal business operations of the Buyer or the Business and (ii) the accountants of Buyer shall not be obligated to make any work papers available to Seller or its Representatives except in accordance with such accountants’ normal disclosure procedures and then only after Seller has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. If, at the end of the fifteen (15) day period, they do not resolve any such disagreements, then Buyer and Seller shall engage the Neutral Auditor. The Neutral Auditor shall be provided with (i) a copy of this Agreement, (ii) the Closing Statement and related supporting detail prepared by Buyer and delivered to Seller, (iii) the Dispute Notice and any supporting detail accompanying such Dispute Notice prepared by Seller, and (iv) any information requested by the Neutral Auditor as necessary or appropriate in resolving such dispute. The Neutral Auditor shall review such statements and make its determination based solely on presentations and supporting material provided by the parties and not pursuant to any independent review. The Neutral Auditor shall deliver to Buyer and Seller, as promptly as practicable and in any event within thirty (30) days after its appointment, a revised version of the Closing Statement setting forth its resolution of the dispute, which absent fraud or manifest error, shall be binding upon the parties; provided, however, that in resolving any disputed item, the Neutral Auditor (i) shall be bound by the principles set forth in this Section 2.6(b) and (ii) shall select an amount that is either the amount as shown on the Closing Statement or the Dispute Notice or any amount between the amounts shown on the Closing Statement and Dispute Notice. Each of Buyer, on the one hand, and Seller, on the other hand, shall bear that percentage of the fees and expenses of the Neutral Auditor equal to the proportion of the dollar value of the disputed issues determined in favor of the other party.
(ii)Determinations; Adjustments. If the Closing Working Capital as finally determined pursuant to this Section 2.6(b) is greater than the Estimated Closing Working Capital, then the Initial Purchase Price shall be increased by an amount equal to such excess and Buyer shall pay to Seller an amount equal to such excess by wire transfer of immediately available funds to the Seller Specified Account. If the Closing Working Capital as finally determined pursuant to this Section 2.6(b) is less than the Estimated Closing Working Capital, then the Initial Purchase Price shall be reduced by an amount equal to such shortfall (the “Final Working Capital Shortfall”) and the Final Working Capital Shortfall shall be paid to Buyer by Seller by wire transfer of immediately available funds to the Buyer Specified Account. Any payments required under this Section 2.6(b)(ii) shall be made within five (5) Business Days after the amount of Closing Working Capital is finally determined pursuant to this Section 2.6(b).
(c)    Tax Treatment of Adjustments. Buyer and Seller acknowledge and agree that any adjustments under this Section 2.6 shall constitute adjustments to the purchase price for federal (and, to the extent applicable, state, local, and foreign) income Tax purposes, and Buyer and Seller shall file all Tax Returns consistently therewith.
2.7    Allocation of Purchase Price. Within forty-five (45) days following the date the Initial Purchase Price is finally determined pursuant to Section 2.6(b)(ii), Buyer shall prepare and present to Seller a written allocation of the sum of the amounts described in Section 2.5 pursuant to Section 1060 of the Code and any other applicable Tax laws, among the Purchased Assets for all Tax purposes in accordance with this Section 2.7 (the “Allocation”). Within thirty (30) days following receipt of the Allocation from Buyer, Seller may notify Buyer in writing that it does not consent to the use of the Allocation prepared by Buyer, identifying those items in the Allocation with which it disagrees. If Seller fails to provide such notice within the thirty (30) day period, it shall be treated as having agreed to the Allocation prepared by Buyer. If Seller timely provides such notice, then from that time until the expiration thirty (30) days after Seller provides such notice, Buyer and Seller shall negotiate in good faith to reach mutual agreement regarding any matters subject to such objection and the Allocation consistent with the requirements of this Section 2.7, and if Buyer and Seller do reach such agreement within such period, then the Allocation so agreed upon shall be deemed agreed by the parties for purposes of this Section 2.7. In the event that Seller timely provides such notice and Buyer and Seller are unable so to reach agreement on all such matters, any disputed items shall be submitted to the Neutral Auditor for resolution. Buyer and Seller shall use their reasonable best efforts to cause the Neutral Auditor to complete its resolution of such disputed items within fifteen (15) days of its appointment. Each of Buyer, on the one hand, and the Seller, on the other hand, shall bear that percentage of the fees and expenses of the Neutral Auditor equal to the proportion of the dollar value of the disputed issues determined in favor of the other party. If there is an adjustment to the Initial Purchase Price pursuant to Section 2.6(b) or any amounts paid pursuant to Section 2.11, as the case may be, Buyer shall prepare and present to Seller an adjusted allocation of the purchase price (such adjusted allocation solely reflecting the adjustment to the Initial Purchase Price pursuant to Section 2.6 or any amounts paid pursuant to Section 2.11, as the case may be) within fifteen (15) days of that adjustment or payment becoming final, and the foregoing procedures shall be repeated except that the initial thirty (30) day time period shall be fifteen (15) days, and if Seller timely provides written notice that it does not consent to the use of the adjusted allocation, then Buyer and Seller shall negotiate in good faith to reach mutual agreement within thirty (30) days following receipt of such written notice, and the adjusted allocation thereafter shall be treated as the Allocation for purposes of this Agreement. Except as otherwise required by applicable law, Buyer and Seller shall timely file in the manner required by applicable law all Tax Returns (such as IRS Form 8594 or any other forms or reports required to be filed pursuant to Section 1060 of the Code or any comparable provisions of applicable law (“Section 1060 Forms”)) in a manner that is consistent with the Allocation (whether mutually agreed to or resolved by the Neutral Auditor) and shall refrain from taking any action inconsistent therewith.
2.8    Closing Matters. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. (Eastern time) on the second Business Day following the satisfaction or waiver of the conditions set forth in Section 2.9 and Article VI, or at such other place or at such other time or on such other date as may be mutually agreeable to Buyer and Seller; provided, however, that each of Buyer and Seller agrees to employ (i) reasonable best efforts to effect the Closing on or prior to April 30, 2016, and (ii) commercially reasonable efforts to effect the Closing on or prior to February 27, 2016 (it being understood and agreed that neither Buyer nor Seller shall be required to waive any condition set forth in Article VI or otherwise incur any Liability if Closing does not occur on or prior to such date). The date of the Closing is herein referred to as the “Closing Date.” The Closing shall be deemed effective as of 12:01 a.m. (Eastern time) on the Closing Date. The parties shall use their reasonable best efforts to complete the Closing through electronic means of communication to avoid the necessity of a physical Closing. To the extent that a physical Closing is required, it shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, MA 02109.
2.9    Closing Deliverables.
(a)     Buyer’s Closing Deliverables. Subject to the fulfillment or waiver of the conditions set forth in Article VI, at the Closing, Buyer shall deliver to Seller all of the following:
(i)     the Initial Purchase Price, payable as provided in Section 2.5 and as adjusted pursuant to Section 2.6;
(ii)     a bill of sale, assignment and assumption agreement, substantially in the form attached as Exhibit A hereto (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by an authorized officer of Buyer; and
(iii)     each of the certificates and other documents contemplated by Section 6.3 hereof.

(b)     Seller’s Closing Deliverables. Subject to the fulfillment or waiver of the conditions set forth in Article VI, at the Closing, Seller shall deliver to Buyer all of the following:
(i)     the Bill of Sale, Assignment and Assumption Agreement, duly executed by an authorized officer of Seller;
(ii)     a properly executed certificate of non-foreign status relating to Seller in a form reasonably acceptable to Buyer conforming to the requirements of Treasury Regulations Section 1.1445-2(b)(2);
(iii)     evidence, in a form reasonably acceptable to Buyer, of the release of all Encumbrances on the Purchased Assets (other than Permitted Encumbrances);
(iv)     a certificate of the Secretary of Seller certifying as complete and accurate as of the Closing Date and attaching all requisite resolutions or actions of Seller’s board of directors approving the execution and delivery by Seller of this Agreement and the Transaction-Related Documents and the consummation of the transactions contemplated herein and therein;
(v)     a certificate of the Secretary of State of the State of Delaware, dated as of a date not earlier than the third (3rd) Business Day prior to the Closing Date, as to the good standing of Seller; and
(vi)     copies of Release Letters (in form and substance reasonably acceptable to Buyer) (if required to remove any Encumbrances (other than Permitted Encumbrances) on any of the Purchased Assets at Closing).
2.10    Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Contract or claim or right or any benefit arising under or resulting from such Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or Seller thereunder. The parties acknowledge and agree that the Contracts listed on Schedule 2.10 (the “Contracts Requiring Consent”) require the consent from parties to, or whose consent is otherwise required to assign, any Purchased Contracts. Seller shall use reasonable best efforts to obtain on behalf of Buyer the consents to any Contracts Requiring Consent and shall, upon Buyer’s request from time to time, inform Buyer as to the status of consents for the Contracts Requiring Consent. If any such consent is not obtained prior to the Closing Date, until such consent is obtained, or if an attempted assignment thereof would be ineffective or would materially adversely affect the rights of Seller thereunder so that Buyer would not in fact receive all rights under such Purchased Contract, Seller and Buyer will cooperate in an arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or subleasing to Buyer, or under which Seller would enforce, at Seller’s expense, for the benefit of Buyer, with Buyer assuming at Seller’s expense Seller’s obligations, any and all rights of Seller against a third party thereto. Seller will promptly pay to Buyer, when received, all monies received by Seller under any Purchased Contract, and Buyer shall pay, defend, discharge and perform all Assumed Liabilities under such Purchased Contracts. This Section 2.10 shall not apply, and shall have no force or effect, for purposes of (i) any representations or warranties set forth in this Agreement, (ii) any of the conditions set forth in Section 6.1 or 6.2 (including Section 6.2(g)), or (iii) any right of a Buyer Indemnitee to indemnification pursuant to Section 7.2 (it being understood, for purposes of clarity, that any breach of the obligations of the Seller under this Section 2.10 shall be indemnifiable under Article VII hereof).
2.11     Earn-Out.
(a)     Following the Closing, and as additional consideration payable to the Seller, Buyer shall pay to Seller cash in an amount up to $15,000,000, in accordance with this Section 2.11 (such amounts as may be actually payable to Seller, the “Earn-Out Payment”).
(b)     The Earn-Out Payment shall be an amount equal to (i) 1.5625 multiplied by (ii) the amount by which Total 2016 Revenue (as defined below) exceeds $60,000,000; provided, that in no event shall the Earn-Out Payment exceed $15,000,000 or be a negative amount. By way of example only, if Total 2016 Revenue is $50,000,000, then the Earn-Out Payment is zero ($0); if Total 2016 Revenue is $61,800,000, then the Earn-Out Payment is $2,812,500; if Total 2016 Revenue is $69,000,000, then the Earn-Out Payment is $14,062,500; and if Total 2016 Revenue is $72,000,000, then the Earn-Out Payment is $15,000,000.
(c)     For purposes of this Agreement, “Total 2016 Revenue” shall mean revenue recognized by the Business in connection with the sale of defense, security and industrial products sold by the Business during the calendar year ending December 31, 2016 (the “Earn-Out Determination Date”), calculated in accordance with GAAP and consistent with past practice of the Business.
(d)Seller agrees and acknowledges that, from and after the Closing Date, Buyer shall have the sole and absolute discretion to operate the Business. Notwithstanding the foregoing, Buyer agrees that from the Closing through the Earn-Out Determination Date, Buyer shall (i) operate and promote the Business in accordance with good faith and reasonable business judgment, (ii) use commercially reasonable efforts to (taking into account the efforts commonly used by others in similar businesses and of similar size and profile as Buyer) develop, market, promote and distribute products of the Business, (iii) maintain materially complete and accurate books and records of the Business adequate to permit the calculation of Total 2016 Revenue and (iv) except as required by applicable law, not take any action for the purpose of decreasing or avoiding the Earn-Out Payment.
(e)In the event that Buyer undergoes a Sale Event following the Closing and prior to the Earn-Out Determination Date (or the date on which any Earn-Out Payment payable pursuant to this Section 2.11 is actually paid to Seller), then, upon consummation of such Sale Event and as a condition precedent to such consummation, Buyer shall pay to Seller an amount equal to $15,000,000 by wire transfer of immediately available funds to the Seller Specified Account in satisfaction of Buyer’s obligations to pay Seller the potential Earn-Out Payment pursuant to this Section 2.11. For purposes of this Section 2.11(e), “Sale Event” means any of the following: (i) a sale, lease, exchange or other transfer (in one transaction or a related series of transactions) of the Business or all or substantially all of Buyer’s assets; (ii) consummation of a merger or consolidation of Buyer with or into any other corporation or other entity; or (iii) the sale of more than 50% of the equity ownership or voting power of the then-outstanding capital stock of Buyer to any single person or “group” (as defined in the Securities Exchange Act of 1934) of persons; provided, however, that a Sale Event shall not include any sale or transfer referenced in (i), (ii) or (iii) above made pursuant to a plan of liquidation, dissolution, merger, consolidation or other reorganization of Buyer under any provisions of federal or state bankruptcy or insolvency law.
(f)No later than April 30, 2017 (the “Earn-Out Payment Statement Date”), Buyer shall deliver to Seller a statement (the “Earn-Out Payment Statement”) that sets forth Total 2016 Revenue. During the thirty (30) day period immediately following Seller’s receipt of the Earn-Out Payment Statement, Buyer shall provide Seller access, upon prior reasonable written request specifying the need therefor, during regular business hours, to the books of account and records of Buyer, but, in each case, only to the extent relating to the calculation of Total 2016 Revenue. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours and may not unreasonably interfere with the Buyer’s or any successor company’s business operations. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 2.11(f). Seller may dispute the calculation of Total 2016 Revenue set forth in the Earn-Out Payment Statement by delivering a notice of its objection (a “Notice of Objection”) to Buyer within thirty (30) days following delivery of the Earn-Out Payment Statement. If no Notice of Objection is delivered within the thirty (30) day period, such Earn-Out Payment Statement shall be deemed to have been accepted by Seller and shall not be subject to any further dispute, review or change. Any Notice of Objection delivered pursuant to this Section 2.11(f) shall specify in reasonable detail the nature and dollar amount of any disagreement so asserted and shall be delivered only if (and to the extent that) Seller reasonably and in good faith determines that the calculation of Total 2016 Revenue set forth in the Earn-Out Payment Statement has not been determined in accordance with the guidelines and procedures set forth in this Agreement and the definition of Total 2016 Revenue. During the thirty (30) days following delivery of a Notice of Objection, the parties shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Notice of Objection. At the end of the thirty (30) day period referred to above, the parties shall submit to the Neutral Auditor for review and resolution of all matters (but only such matters) which were properly included in the Notice of Objection, and the Neutral Auditor shall make a final determination of Total 2016 Revenue in accordance with the guidelines and procedures set forth in this Agreement. The parties will cooperate in good faith with the Neutral Auditor during the term of its engagement. In resolving any matters in dispute, the Neutral Auditor may not assign a value to any item in dispute greater than the greatest value for such item assigned by Buyer or Seller, as applicable, or less than the smallest value for such item assigned by Buyer or Seller, as applicable. The Neutral Auditor’s determination will be based solely on presentations by Buyer and Seller or their respective Representatives which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The determination of Total 2016 Revenue shall become final and binding on the parties on the date the Neutral Auditor delivers its final resolution in writing to the parties (which final resolution shall be delivered not more than thirty (30) days following the appointment of the Neutral Auditor). Each of Buyer, on the one hand, and the Seller, on the other hand, shall bear that percentage of the fees and expenses of the Neutral Auditor equal to the proportion of the dollar value of the disputed issues determined in favor of the other party. In the event of a breach or violation by Seller of the Transition Services Agreement relating to finance, accounting and treasury services that causes Buyer to be unable to calculate the Earn-Out Payment on or prior to the Earn-Out Payment Statement Date, the Earn-Out Payment Statement Date shall be tolled until such time that Seller has cured such breach or violation in a manner that allows Buyer to calculate the Earn-Out Payment.
(g)Seller agrees to maintain materially complete and accurate records setting forth that portion of Total 2016 Revenue recognized by the Business prior to the Closing Date (the “Pre-Closing 2016 Revenue”) in sufficient detail and adequate to permit the calculation and determination of Pre-Closing 2016 Revenue. Seller further agrees to permit its Books and Records (only to the extent relating to the calculation of Pre-Closing 2016 Revenue) to be examined by or on behalf of Buyer to verify Pre-Closing 2016 Revenue and the Total 2016 Revenue provided for in Section 2.11(f). Such access to such Books and Records shall be afforded upon prior reasonable written request by Buyer specifying the need therefor during regular business hours and may not unreasonably interfere with the Seller’s business operations. Such examination is to be made at the expense of Buyer.
(h)Buyer and Seller agree for all Tax purposes that the right of Seller to the Earn-Out Payment shall be treated as deferred contingent purchase price.
(i)Notwithstanding anything to the contrary contained in this Agreement, the payment of the Earn‑Out Payment, if any, by Buyer shall be subject to the restrictions set forth in Buyer’s debt financing agreements entered into prior to or upon the Closing, or within 90 days after the Closing (including any re-financings thereof wherein the principal amount of indebtedness is not increased) and shall be subordinated to the rights of such financing sources thereunder. At the request of Buyer, Seller will execute and deliver a customary subordination agreement with respect to Buyer’s obligation to pay any Earn‑Out Payment requested by Buyer’s debt financing sources in connection with the debt financing agreements described above. If any such restrictions prohibit the payment of all or any portion of the Earn‑Out Payment, if any, then Buyer shall pay or cause to be paid such unpaid portion of the Earn‑Out Payment as soon as reasonably practicable after it is permitted to make such payments under such restrictions.
(j)Subject to Section 2.11(i), any payments required under this Section 2.11 shall be made within ten (10) Business Days after the amount of any Earn-Out Payment is finally determined pursuant to Section 2.11(f).
ARTICLE III - REPRESENTATIONS AND WARRANTIES OF BUYER
Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to Seller (the “Buyer Disclosure Schedule”), Buyer hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:
3.1     Corporate Organization. Buyer is a corporation validly existing and in good corporate standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business. The certificate of incorporation and bylaws of Buyer, copies of which have previously been made available to Seller, are true, correct, and complete copies of such documents as currently in effect. Buyer was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for Liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, including the Equity Financing and any other financing, Buyer has not, and will not have incurred prior to the Closing, directly or indirectly, any Liabilities of any nature.
3.2    Authority. Buyer has all requisite power and authority to execute and deliver this Agreement and the Transaction-Related Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction-Related Documents to which it is a party and the approval of the consummation of the transactions contemplated hereby have, as of the date hereof, been, and are, duly and validly authorized by all necessary action of Buyer. No other corporate or similar proceedings (including shareholder action) on the part of Buyer are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and when executed, the Transaction-Related Documents to which it is a party will be, duly and validly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller), constitute (or upon execution and delivery will constitute) the valid and binding obligations of Buyer, enforceable against Buyer in accordance with its and their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
3.3    No Conflicts; Consents and Approvals. Except as provided in Section 3.3 of the Buyer Disclosure Schedule, none of the execution, delivery or performance of this Agreement and the Transaction-Related Documents by Buyer, the consummation by Buyer of the transactions contemplated hereby and thereby and compliance by Buyer with any of the provisions hereof and thereof will (i) conflict with or result in any breach of any provision of the organizational documents of Buyer, (ii) require Buyer to make any filing with, furnish any notice to, or obtain any permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, Contract, agreement or other instrument or obligation to which Buyer is a party or by which it or any of its properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or its properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults, rights or losses that would not, individually or in the aggregate, (A) prevent or materially delay consummation of the transactions contemplated hereby, or (B) otherwise prevent or materially delay performance by Buyer of its material obligations under this Agreement, or (C) have a Buyer Material Adverse Effect.
3.4    Broker’s Fees. Neither Buyer nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any Liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement.
3.5    Legal Proceedings. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.
3.6    Solvency. Assuming the accuracy of the representations and warranties of Seller in this Agreement and the other Transaction-Related Documents, immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Buyer will be solvent and able to pay its Liabilities as they become due in the usual course of its business; (ii) Buyer will not have unreasonably small capital with which to conduct its business; and (iii) Buyer will have assets (calculated at fair market value) that exceed its Liabilities.
3.7    Financing. Buyer has furnished to Seller true and complete copies of the executed Equity Commitment Letter to provide Equity Financing to Buyer, which Equity Commitment Letter names Seller as a third party beneficiary thereof, which is attached hereto as Exhibit B. Assuming the valid waiver or satisfaction in full of the conditions set forth in Article VI, Buyer has, or upon receipt of the funds in accordance with, and subject to the terms and conditions of, the Equity Commitment Letter will have, sufficient currently-available funds on hand to consummate the transactions contemplated hereby at Closing, including, without limitation, to (i) pay the Initial Purchase Price and (ii) pay any

fees and expenses in connection with the transactions contemplated hereby or the financing thereof. The Equity Commitment Letter, in the form so delivered, is valid, binding and in full force and effect and, to the Knowledge of Buyer, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term of condition of the Equity Commitment Letter. There are no conditions precedent or other contingencies relating to the funding of the full amount of the Equity Financing, other than as specifically set forth in the Equity Commitment Letter.
3.8    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or the Transaction-Related Documents to which Buyer is a party, none of Buyer and any other Person on behalf of Buyer makes any other express or implied representation or warranty with respect to Buyer or with respect to any other information provided or made available to Seller in connection with the transactions contemplated hereby. Further, except for the representations and warranties contained in Article IV or the Transaction-Related Documents to which Seller is a party, Buyer acknowledges that none of Seller and any Person on behalf of Seller makes any other express or implied representation or warranty with respect to the Business or the transactions contemplated herein.
ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the disclosure schedules delivered concurrently with the execution of this Agreement to Buyer (the “Seller Disclosure Schedule”), Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:
4.1    Corporate Organization. Seller is a corporation, validly existing and in good corporate standing under the laws of the State of Delaware. Seller is duly authorized to conduct the Business and is in good corporate standing under the laws of each jurisdiction where such qualification is required for the conduct of the Business. Seller has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The certificate of incorporation and bylaws of Seller, copies of which have previously been made available to Buyer, are true, correct, and complete copies of such documents as currently in effect.
4.2    Authority. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction-Related Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction-Related Documents to which it is a party and the approval of the consummation of the transactions contemplated hereby and thereby have, as of the date hereof, been duly and validly adopted and approved by the unanimous vote of the board of directors of Seller. The board of directors of Seller has deemed the terms and conditions of this Agreement and the Transaction-Related Documents to which it is a party in the best interests of Seller and its stockholders, and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance of this Agreement and the Transaction-Related Documents to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and when executed the Transaction-Related Documents to which it is a party will be, duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Buyer) constitutes, and the Transaction-Related Documents to which it is a party will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its and their terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.
4.3    No Conflicts; Consents and Approvals. Except (a) for filings as may be required under the applicable requirements of the Exchange Act and (b) as set forth in Section 4.3 of the Seller Disclosure Schedule, none of the execution, delivery or performance of this Agreement and the Transaction-Related Documents by Seller, the consummation by Seller of the transactions contemplated hereby and thereby and compliance by Seller with any of the provisions hereof and thereof will (i) conflict with or result in any breach of any provision of the organizational documents of Seller, (ii) require Seller to make any filing with, furnish any notice to, or obtain any permit, authorization, consent or approval of, any Governmental Authority, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Purchased Contract to which Seller is a party and which is applicable to the Business, (iv) require a consent, approval, or waiver from, or notice to, any party to a Purchased Contract, (v) result in the creation or imposition of any Encumbrance upon the Purchased Assets (other than such Encumbrances as may be created in connection with Buyer’s financing of the transactions contemplated hereby, if any), or (vi) violate any law, order, writ, injunction, decree, statute, rule or regulation to which the Purchased Assets or the Business are subject, excluding from the foregoing clauses (iii) and (vi) such violations, breaches and defaults that would not, individually or in the aggregate, be material to the Business or the Purchased Assets.
4.4    Business Financial Statements.
(a)    The unaudited working capital statement, income statement and capital expenditure statement, long-term assets, and long-term liabilities of the Business as of and for the fiscal years ended December 27, 2014 and January 2, 2016 (collectively, the “Business Financial Statements”) are set forth in Section 4.4(a) of the Seller Disclosure Schedule. The Business Financial Statements (i) fairly present in all material respects the working capital, operating results, financial condition, and capital expenditures of the Business on the dates and for the periods indicated therein, (ii) were prepared in anticipation of the transactions contemplated hereby using allocation methodologies reasonably designed to fairly present in all material respects the financial condition of the Business throughout the periods covered thereby; provided, however, that Seller’s income statements and capital expenditure statements used as the basis for preparation of the applicable Business Financial Statements were prepared in accordance with GAAP and consistent with past practice; and (iii) were derived from the Books and Records of Seller. Additionally, the segment financial statements for the Business set forth on Section 4.4(a)(ii) of the Seller Disclosure Schedule were prepared in accordance with GAAP and consistent with the historical segment reporting set forth in the Seller SEC Reports. Such segment financial statements for the Business (i) fairly present in all material respects the financial condition of the Business on the dates and for the periods indicated therein and (ii) were derived from the Books and Records of Seller.
(b)    Seller maintains a system of internal accounting controls that are sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s authorizations; (ii) are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) the Business maintains no off-the-book accounts; and (iv) accounts, notes and other receivables are recorded accurately on a timely basis.
(c)    Within the past three (3) years, neither Seller, nor, to Seller’s Knowledge, any Representative of Seller, has received or otherwise had or obtained direct knowledge of any complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or its internal accounting controls with respect to the Business, including, without limitation, any complaint, allegation, assertion or claim regarding a: (i) “reportable condition” or (ii) “material weakness” in the Seller’s internal controls. For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the “Statements of Auditing Standards 115,” as in effect on the date hereof. Within the past three (3) years, no attorney representing the Seller, whether or not employed by the Seller, has reported evidence of a material violation of state or federal securities laws, breach of fiduciary duty or similar violation by Seller, its officers, directors, managers, employees or agents thereof to any director, manager or officer of the Seller, in each case with respect to the Business. Except as set forth in Section 4.4(c) of the Seller Disclosure Schedules, no internal investigations regarding accounting or revenue recognition with respect to the Business have been discussed with, reviewed by or initiated at the direction of Seller’s chief executive officer, chief financial officer, general counsel or similar legal officer, managers, board of directors or any committee thereof.
(d)     Seller is not a party to and has no commitment to become a party to any joint venture, off-balance sheet, partnership or any similar Contract or arrangement with respect to the Business or the Purchased Assets involving the Seller, on the one hand, and any Affiliate of the Seller, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, and has no “off-balance sheet arrangements” (as that term is defined in Item 303(a) of Regulation S-K of the Securities and Exchange Commission, as amended from time to time).
4.5    Broker’s Fees. Neither Seller nor any of its officers, directors, employees, or agents has employed any broker, finder or financial advisor or incurred any Liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred in connection with the engagement of PJT Partners Inc., and for legal, accounting and other professional fees payable in connection with the transactions contemplated hereby, all of which will constitute Seller Transaction Expenses and will be payable by Seller.
4.6    Absence of Certain Changes or Events. (a) From September 26, 2015 to the date of this Agreement, except as disclosed in Section 4.6 of the Seller Disclosure Schedule, solely with respect to the Business and the Purchased Assets, (i) Seller has operated the Business in the Ordinary Course of Business in all material respects; and (ii) Seller has not:
(i)taken or omitted to take any action that would reasonably be expected to result in a Business Material Adverse Effect;
(ii)acquired in any manner (whether by merger, consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof of any other Person;
(iii)except in the Ordinary Course of Business, amended, extended, entered into, renewed or terminated, or agreed to any waiver of material rights under, any Non-Government Contract, Government Contract, Government Bid or other Purchased Contract;
(iv)except as required by applicable law, (i) increased, by more than five percent (5%) individually (or three percent (3%) in the aggregate) from previous compensation levels, or accelerated the vesting or payment of, any wages, salaries, bonuses, incentives, or other compensation of or other benefits payable (or to become payable) to, or entered into any new bonus or incentive agreement or arrangement with, any Business Employees or other service providers, (ii) paid any severance, change-in-control, retention or termination pay (in cash or otherwise) to any Business Employees or other service providers except for customary payments to non-officer Business Employees made in the Ordinary Course of Business, (iii) granted or announced any new stock option or other equity awards of, or enter into any new bonus or incentive agreement with, any Business Employees or other service providers, or (iv) hired any new Business Employees having an annual base salary, commission opportunity and incentive compensation opportunity in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;
(v)amended, terminated, or entered into a new benefit plan (except as required by law, pursuant to any agreement then in effect, or as a result of a customary renewal (and disclosed to Buyer) in the Ordinary Course of Business) or collective bargaining agreement;
(vi)incurred, assumed or guaranteed any Indebtedness, made any loans, advances or capital contributions, to, or investments in, any other Person, or forgave, canceled, compromised, or waived any material rights with respect to, any loans, advances, capital contributions to or investments in any other Person;
(vii)sold, leased, subleased, sublicensed, conveyed or otherwise disposed of any material assets, properties or rights (other than Inventory in the Ordinary Course of Business);
(viii)entered into any Contract with any Business Employee or Key Employee;
(ix)suffered the loss of employment of any Key Employee or group of Business Employees or been notified that any such Person or group of Persons intends to terminate employment;
(x)(i) changed or modified its current credit, cash management, collection or payment policies, procedures or practices in any material respect, including such policies, procedures or practices related to acceleration of collections or receivables (whether or not past due), (ii) accelerated any billing of customers or collection of receivables, other than in the Ordinary Course of Business, or (iii) delayed, postponed or canceled the payment of accounts payable or any other Liability, or the replacement of inoperable, worn-out or obsolete assets with assets of comparable quality;

(xi)(i) made any change in its accounting practices; (ii) made any Tax election; (iii) changed its method of Tax accounting; (iv) changed an annual accounting period; (v) amended any Tax Return; (vi) surrendered any right to claim a refund of Taxes; (viii) failed to timely pay any Tax or timely file any Tax Return; (viii) consented to any extension or waiver of the limitation period applicable to any Tax claim; or (ix) entered into any agreement with a Governmental Authority relating to Taxes, including the settlement of any claim or Liability for Taxes;
(xii)mortgaged, pledged or subjected to any Encumbrance, other than Permitted Encumbrances, any of its material assets, the Purchased Assets or Leased Property;
(xiii)adopted a plan of liquidation, dissolution, merger, consolidation or other reorganization or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under similar law;
(xiv)made any capital expenditure or entered into any Contract or commitment therefor with respect to the Business in excess of One Hundred Thousand Dollars ($100,000) individually or in the aggregate;
(xv)suffered any damage, destruction or other casualty loss in any case or in the aggregate, in an amount exceeding One Hundred Thousand Dollars ($100,000), whether or not covered by insurance;
(xvi)except in the Ordinary Course of Business, granted any exclusive license or sublicense of, assigned, transferred, permitted to lapse or otherwise disposed of, any Business Intellectual Property;
(xvii)accelerated, written off or discounted any Account Receivable or collected any Account Receivable other than in the Ordinary Course of Business;
(xviii)settled or compromised any litigation or other disputes (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed One Hundred Thousand Dollars ($100,000) excluding any amounts that may be paid under existing insurance policies;
(xix)delayed paying payables or other Liabilities (including those that would constitute Assumed Liabilities) when due or deferred expenses or, otherwise increased cash on hand outside of the Ordinary Course of Business;
(xx)implemented any employee layoffs requiring notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local, or non-U.S. law, regulation, or ordinance (collectively the “WARN Act”); or
(xxi)agreed in writing, orally or otherwise to do any of the foregoing.
(b)    Since September 26, 2015, no Business Material Adverse Effect has occurred, and, to the Knowledge of Seller, no Effect has occurred or circumstance exists that would reasonably be expected to result in a Business Material Adverse Effect.
4.7    Legal Proceedings. Except as set forth in Section 4.7 of the Seller Disclosure Schedule, during the past five (5) years, (i) there has been no, and there are currently no suits, claims, actions, proceedings or investigations pending or, to the Knowledge of Seller, threatened against Seller affecting the Business or the Purchased Assets, and (ii) neither Seller, nor the Business or the Purchased Assets is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority.
4.8    Reports. During the past five (5) years, Seller has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with the SEC, including, but not limited to, Forms 10‑K, Forms 10‑Q and Forms 8‑K (collectively, the “Seller SEC

Reports”). Seller has made available to Buyer true, correct, and complete copies of all amendments and modifications that have not been filed by Seller with the SEC to all agreements, documents and other instruments that previously had been filed by Seller with the SEC and are currently in effect.
4.9    Absence of Undisclosed Liabilities. Except as disclosed in the Business Financial Statements or in Section 4.9 of the Seller Disclosure Schedule, Seller does not have any Liability with respect to the Business or the Purchased Assets, except for Liabilities which (i) are accrued or reserved against in the Business Financial Statements or reflected in the notes thereto or (ii) were incurred in the Ordinary Course of Business since January 2, 2016 and are not material, individually or in the aggregate.
4.10    Compliance with Applicable Laws; Permits.
(a)    Except as set forth in Section 4.10(a) of the Seller Disclosure Schedule, (i) Seller is, and at all times during the preceding three (3) years, has been, in material compliance with all applicable laws relating to the Business and the Purchased Assets; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a material violation by Seller of, or a material failure of Seller to comply with, any applicable law relating to the Business or the Purchased Assets, or (B) may give rise to any obligation of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of a material nature relating to the Business or the Purchased Assets; and (iii) Seller has not received, at any time during the preceding three (3) years, any notice or other communication (whether oral or written) with respect to the Business or the Purchased Assets from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any applicable law relating to the Business or the Purchased Assets or (B) any actual, alleged, possible or potential obligation to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.
(b)    Section 4.10(b) of the Seller Disclosure Schedule contains a complete and accurate list of each permit held by Seller that is necessary to lawfully conduct and operate the Business in the manner in which it currently is conducted, used or in development (each, a “Business Permit”). Each Business Permit listed or required to be listed in Section 4.10(b) of the Seller Disclosure Schedule is valid and in full force and effect. Except as set forth in Section 4.10(b) of the Seller Disclosure Schedule, (i) Seller is, and at all times during the preceding three (3) years has been, in material compliance with all of the terms and requirements of each Business Permit identified or required to be identified in Section 4.10(b) of the Seller Disclosure Schedule; (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Business Permit listed or required to be listed in Section 4.10(b) of the Seller Disclosure Schedule or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any such Business Permit; (iii) Seller has not received, at any time during the preceding three (3) years, any notice or other communication from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Business Permit listed or required to be listed in Section 4.10(b) of the Seller Disclosure Schedule or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of or modification to any such Business Permit; and (iv) all filings required to have been made, including any renewal applications, with respect to such Business Permits have been duly filed on a timely basis with the appropriate Governmental Authorities.
4.11    Title of Purchased Assets; Sufficiency.
(a)     Except as set forth in Section 4.11(a) of the Seller Disclosure Schedule, Seller owns good, valid and exclusive title, or maintains license rights, free and clear of all Encumbrances (other than Permitted Encumbrances) to all Purchased Assets. Buyer will, at the Closing, acquire all of Seller’s (and its Affiliates’, if any) right, title and interest in the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.
(b)    The Purchased Assets, including, without limitation, the Purchased Contracts, the Business Intellectual Property Assets, the Business Permits, the consents listed on Schedule 6.2(g) and the rights conferred in the Transaction-Related Documents to which Seller is a party constitute all of the material assets, properties, consents and rights of Seller, tangible and intangible, of any nature whatsoever, that are necessary to permit Buyer to carry on the Business immediately following the Closing in substantially the same manner as presently conducted, used, or in development by Seller (including without limitation to perform its obligations under the Purchased Contracts and to make, sell and distribute products of the Business as currently offered or supported by Seller). For purposes of this Section 4.11(b), “material” is deemed to mean any and all assets, properties, consents and rights of Seller with a value, individually or in the aggregate, greater than $25,000.
4.12    Taxes and Tax Returns.
(a)    To the extent relating to the Business or the Purchased Assets, (i) Seller has (A) timely filed (or caused to be timely filed) (after taking into account any extension of time within which to file) all Tax Returns required to be filed by it with respect to the Business and the Purchased Assets; and (B) timely paid (or has caused to be timely paid on its behalf) all Taxes with respect to the Business and the Purchased Assets (whether or not shown or required to be shown on any Tax Return); (ii) Seller currently is not the beneficiary of any extension of time within which to file any Tax Return; (iii) Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder or other third party with respect to or arising from the Business and the Purchased Assets, and all Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed; (iv) no deficiencies for any material amount of Taxes have been proposed, asserted or assessed against Seller as of the date hereof with respect to the Business and the Purchased Assets; and (v) there are no Encumbrances (other than Permitted Encumbrances) on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax and Seller has no knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any such Encumbrance.
(b)    To the extent relating to the Business or the Purchased Assets, and except as set forth in Section 4.12(b) of the Seller Disclosure Schedule, (i) no examination or audit of any material Tax Return of Seller or any administrative or judicial proceeding in respect of any material amount of Tax is currently pending or threatened in writing; (ii) no claim has ever been made or is expected to be made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction; (iii) there is no dispute or claim concerning any Taxes either (A) claimed or raised by any Governmental Authority in writing or (B) as to which Seller has knowledge; and (iv) Seller has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the assessment or payment of Taxes.
4.13    Employee Benefit Programs.
(a)    Section 4.13(a) of the Seller Disclosure Schedule sets forth a list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each severance, change in control or employment plan, program or agreement, and vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy that is sponsored or maintained by Seller or any Affiliate of Seller in which the Business Employees participate or with respect to which Seller contributes to, or has an obligation to contribute, for the benefit or on behalf of any Business Employees (collectively, the “Business Benefit Plans”).
(b)    Each of the Business Benefit Plans is, and has been maintained, operated and administered in all material respects in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable laws.
(c)    Each of the Business Benefit Plans that is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS regarding its qualification thereunder or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, and to Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in the loss of the qualification of such Business Benefit Plans.

(d)    None of the Business Benefit Plans provides healthcare or any other health and welfare benefits to any Business Employees after their employment is terminated (other than group health plan continuation coverage as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).
(e)    Neither Seller nor any ERISA Affiliate sponsors, maintains or contributes to any plan that is subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a “multi-employer plan” as defined in Section 3(37) of ERISA. There are no outstanding Liabilities of Seller or any ERISA Affiliate under or arising from Title IV of ERISA or Section 412 of the Code with respect to any Business Benefit Plans, and to Seller’s Knowledge, no facts or circumstances exist that would reasonably be expected to result in a lien imposed on any assets associated with the Business under Section 4068 of ERISA or Section 430(k) of the Code.
(f)    With respect to each Business Benefit Plan, Seller has made available to Buyer true and complete copies of each Business Benefit Plan (or, if not written, a written summary of its material terms), along with, to the extent applicable, copies of all trust agreements, insurance contracts or other funding vehicles, summary plan descriptions and summaries of material modifications, the three (3) most recently filed annual reports (Form 5500 series), and the most recent determination or opinion letter issued by the IRS.
(g)    There are no pending claims or, to the Knowledge of Seller, claims threatened in writing against any Business Benefit Plan, by any Business Employee or otherwise involving any such Business Benefit Plan or the assets of any Business Benefit Plan (other than routine claims for benefits made in the Ordinary Course of Business). There are no actions, audits or investigations pending, or, to the Knowledge of Seller, threatened in writing, by any Governmental Authority with respect to any Business Benefit Plan.
(h)    Neither the execution and delivery of this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such result) nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Business Employee due under any Business Benefit Plan.
4.14    Labor and Employment Matters.
(a)    Section 4.14(a)(i) of the Seller Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of individuals employed by Seller who are primarily engaged in the Business, including each employee’s name, title, job position, date of hire, location (including, if the employee does not work in Massachusetts, the state or other jurisdiction from which the employee works), base rate of pay, bonus eligibility (if any), job classification (exempt or non-exempt), and in each case, whether active or inactive, on vacation, holiday, jury duty, bereavement or other leave of absence or short-term or long-term disability (the individuals set forth on such schedule are each a “Business Employee” and are collectively referred to as the “Business Employees”), and Section 4.14(a)(ii) of the Seller Disclosure Schedule sets forth the same information for certain individuals employed by Seller who are not primarily engaged in the Business but are engaged in the Business from time-to-time (such listed employees, the “Seller Employees”).
(b)    With respect to the Business, Seller is in material compliance with all federal, state, foreign laws and with all contractual arrangements respecting employment and employment practices (including with respect to independent contractors), terms and conditions of employment, occupational safety and health requirements and wages and hours, including but not limited to Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Family and Medical Leave Act of 1993, as amended, the French Labor Code, any applicable collective bargaining agreements, and all case law of Cour de Cassation (the French supreme court) and the related rules and regulations adopted by those federal, state, foreign and other Governmental Authority agencies responsible for the administration of such laws and, other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages to Business Employees, and, other than outstanding payments owed or accrued for by Seller as Current Liabilities in the calculation of Working Capital to PRO Unlimited Inc. in the Ordinary Course of Business, there are no outstanding payments, penalties or fees owed with respect to any independent contractors. To Seller’s Knowledge, there are not currently any material audits or material investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of the Business, and no material complaints relating to employment practices of the Business have been made to any Governmental Authority or submitted in writing to Seller by an Business Employee.
(c)    With respect to the Business, except as set forth in Section 4.14(c) of the Seller Disclosure Schedule, (i) Seller is not a party to, or otherwise bound by, any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, (ii) all agreements and arrangements with any present or former employees of the Business are in compliance with applicable laws and collective bargaining agreements, and (iii) Seller is not subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization nor, to the Knowledge of Seller, has there ever been any attempt by any union to represent employees as a collective bargaining agent. Further, with respect to the Business, there is no pending or, to the Knowledge of Seller, threatened, labor strike slowdown, work stoppage, lockout, or other organized labor disturbance involving Seller, and there is no unfair labor practice complaint pending before the National Labor Relations Board or any other similar federal, state, local or foreign agency.
(d)    Within the past 90 days, Seller has not engaged in any location closing or employee layoff activities involving employees of the Business without complying in all material respects with the WARN Act, and Seller does not have any material unsatisfied liability under the WARN Act, that relates to any employee of the Business.
4.15    Purchased Contracts (other than Government Contracts).
(a)    Section 4.15 of the Seller Disclosure Schedule lists (separately, for clauses (i) through (xix) below) each of the following Purchased Contracts, to the extent they are currently in effect and comprise Purchased Assets (other than Government Contracts, which are set forth on Section 4.20 of the Seller Disclosure Schedule) (collectively and together with any Purchased Contract that is neither a Government Contract nor listed in clauses (i) through (xix) below, the “Non-Government Contracts”):
(i)    Contracts containing covenants binding upon Seller that restrict the ability of Seller to cause the Business to compete in any business or geographic area that, following the Closing, would apply to Buyer;
(ii)    Contracts involving the payment or receipt of more than Two Hundred Fifty Thousand Dollars ($250,000) in fees or other amounts per year in the aggregate, in each case calculated based upon the revenues or income of the Business or income or revenues related to any product of the Business;
(iii)    Contracts containing any standstill or similar agreement pursuant to which Seller has agreed not to acquire assets or securities of another Person that, following the Closing, would apply to Buyer;
(iv)    Contracts providing for indemnification by Seller of any Person, except for contracts entered into in the Ordinary Course of Business that, following the Closing, would apply to Buyer.
(v)    Contracts relating to the acquisition or sale of any material portion of the Seller’s assets, including the Purchased Assets, other than acquisitions or sales of Inventory in the Ordinary Course of Business, that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of Seller in excess of One Hundred Thousand Dollars ($100,000);
(vi)    Contracts affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than One Hundred Thousand Dollars ($100,000) and with a term of less than one (1) year), that, following the Closing, would apply to Buyer;
(vii)    Contracts with any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment, that, following the Closing, would apply to Buyer;

(viii)    Contracts relating to the employment of any Business Employee;
(ix)    Contracts pursuant to which Seller is or may become liable for any severance, retention, change in control or similar payments, or which provide for accelerated vesting of equity awards, that, following the Closing, would apply to Buyer;
(x)    Contracts relating to Indebtedness or otherwise placing an Encumbrance on all or any material portion of any of the Purchased Assets;
(xi)    each settlement, conciliation or similar Contract with any Governmental Authority;
(xii)    Contracts providing for payments to or by any Person in excess of Fifty Thousand Dollars ($50,000) based on sales, purchases or profits, other than direct payments for goods;
(xiii)    each power of attorney that is currently effective and outstanding;
(xiv)    Contracts for capital expenditures or commitments therefor or leasehold improvements in any one case in excess of One Hundred Thousand Dollars ($100,000);
(xv)    Contracts providing for any warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by Seller and relating to the Business, other than in the Ordinary Course of Business;
(xvi)    any partnership, joint venture, limited liability company agreement or other similar Contract;
(xvii)    Contracts material to the Business (whether or not entered into in the Ordinary Course of Business), including, without limitation, that would be required to be filed by Seller as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(xviii)    Contracts with (A) any Affiliate of Seller, (B) any director, manager, officer or employee of Seller or any Affiliates thereof, or (C) any Affiliate or family member of any of the foregoing (in clause (A) or (B)), in each case, excluding those relating to employment and benefit plans; and
(xix)    other than as listed in Section 4.19 of the Seller Disclosure Schedules, Contracts under which Seller has granted or received a material license or sublicense or under which it is obligated to pay or has the right to receive a royalty, license fee or similar payment in an amount in excess of One Hundred Thousand Dollars ($100,000) (not including ongoing support and maintenance payments that over time may reach such threshold), other than licenses and/or maintenance and support payments for commercial software or for software products and related services entered into in the Ordinary Course of Business.
(b)    Seller has made available or delivered to Buyer a correct and complete copy of each Non-Government Contract, as amended to date. Except as set forth on Section 4.15(b) of the Seller Disclosure Schedule, (i) there is no default, breach or violation by Seller or, to Seller’s Knowledge, by any other party thereto, and no event has occurred which with or without the giving of notice or the lapse of time or both would, individually or in the aggregate, reasonably be expected to constitute a material breach or default under such Non-Government Contract, or would permit the modification or premature termination of such Non-Government Contract by any other party thereto, and no other party has threatened in writing (or, to Seller’s Knowledge, orally) to terminate such Non-Government Contract, (ii) each such Non-Government Contract is valid and in full force and effect and constitutes a legal, valid and binding obligation of Seller and, to Seller’s Knowledge, the other parties thereto (to the extent applicable), and is enforceable against Seller in accordance with its terms, and will continue to be legal, valid, binding enforceable, and (iii) to Seller’s Knowledge, no party to any such Non-Government Contract has repudiated any provision of such Non-Government Contract.

(c)    (i) Seller has made available or delivered to Buyer a correct and complete copy of each Contract related to and currently used in the Business (whether or not included as Purchased Assets under this Agreement) and (ii) Seller is transferring to Buyer pursuant to this Agreement and Schedule 2.1 all customer contracts (including all Government Contracts pursuant to which work is being performed or deliveries remain open, teaming agreements and technical assistance agreements), manufacturing agreements, master service agreements, license agreements (other than for OTS Software), partner agreements, and distribution agreements, in each case currently in effect and relating to (or, solely in the case of license agreements, currently in effect and exclusively relating to) the Business.
4.16    Properties.
(a)    Seller does not own any real property, and is not a party to any Contracts or options to purchase or acquire any interest in real property, in all cases, primarily relating to the Business. Section 4.16(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of all real property leased, subleased or licensed to or by Seller or otherwise occupied by Seller in connection with the Business (collectively, the “Leased Real Property”) and all leases, subleases, licenses or other occupancy agreements with respect to the Leased Real Property (the “Leases”).
(b)    Seller has made available or delivered to Buyer a true, correct and complete copy of the Leases. The Leases are legal, valid, binding, enforceable and in full force and effect and constitute the legal, valid and binding obligation of Seller and the other parties thereto. Seller is not, and to the knowledge of Seller, no other party to the Leases are, in breach or default, and no event has occurred which, with notice or lapse of time, or both, would (i) constitute a breach or default by Seller, or permit termination, modification, or acceleration by any other party, thereunder or (ii) permit termination, modification, or acceleration by Seller or, to Seller’s Knowledge, constitute a breach or default by any other party thereunder.
(c)    The Leases are not Purchased Assets. A portion of the Leased Real Property identified on Section 4.16(c) of the Seller Disclosure Schedule will be licensed to Buyer on a short term basis pursuant to the Transition Services Agreement.
(d)    Seller has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered the Lease or interest under the Leases.
(e)    All facilities occupied under the Leases are supplied with utilities and other services necessary for the operation of such facilities and conduct of the Business as presently conducted, used or in development.
(f)    Seller, as lessee, has the right under valid and subsisting leases to use, possess and control all personal property leased by Seller as now used, possessed and controlled by Seller, as applicable, in connection with the Business.
(g)    The Tangible Personal Property of the Business, taken as a whole, is in all material respects (except for ordinary wear and tear) (a) in good repair, (b) in good operating condition, (c) suitable for immediate use in the Ordinary Course of Business and (d) free from latent and patent defects. All items of Tangible Personal Property have been maintained in accordance with normal industry practice. Except as disclosed in Section 4.16(g) of the Seller Disclosure Schedule, all Tangible Personal Property used in the Business is in the possession of Seller.
4.17    Environmental Liability. Seller is, and has been during the preceding five (5) years, in compliance in all material respects with all Environmental Laws applicable to the Business or the Purchased Assets or the Leased Real Property. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities, or investigations by any Governmental Authority seeking to impose, or that are reasonably likely to result in the imposition of, any material Liability under any Environmental Law pending or, to the Knowledge of Seller, threatened against the Business. To the Knowledge of Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any Liability under Environmental Law that would be reasonably likely to have, individually or in the aggregate, a Business Material Adverse Effect. Seller is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any

Governmental Authority or third party imposing any Liability under Environmental Law with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Business Material Adverse Effect.
4.18    State Takeover Laws. The board of directors of Seller has approved this Agreement and the Transaction-Related Documents to which Seller is a party and taken all other requisite action such that the restrictions of any antitakeover laws and regulations of any Governmental Authority will not apply to this Agreement or the Transaction-Related Documents to which Seller is a party, or any of the transactions contemplated hereby and thereby.
4.19    Intellectual Property.
(a)    Section 4.19(a) of the Seller Disclosure Schedule contains a complete and accurate list of all of the following Business Intellectual Property Assets: (i) Patents, including any invention disclosures for as of yet unfiled patentable inventions, owned by Seller or to which Seller has a license (“Business Patents”); (ii) registered or material unregistered Marks owned by Seller or to which Seller has a license (“Business Marks”); (iii) registered Copyrights owned by Seller or to which Seller has a license and material unregistered Copyrights in Software and technical documentation and information relating to same, in each case owned by Seller or to which Seller has a license (collectively, “Business Copyrights”); (iv) Business IT Assets, other than OTS Software; and (v) Domain Names owned by Seller or to which Seller has a license (“Business Domain Names”). Section 4.19(a) of the Seller Disclosure Schedule separately identifies each such Business Intellectual Property Asset that is owned by Seller and each such Business Intellectual Property Asset that is licensed to Seller. With respect to any registration of each such Business Intellectual Property Asset owned by Seller, Section 4.19(a) of the Seller Disclosure Schedule sets forth: (x) the name of the applicant/registrant, inventor/author and current owner; (y) the applicable jurisdiction; and (z) the applicable registration or serial number. For each such Domain Name registration, Section 4.19(a) of the Seller Disclosure Schedule sets forth the applicable registrar and the expiration date for the current registration.
(b)    Except as set forth in Section 4.19(b) of the Seller Disclosure Schedule:
(i)    Seller exclusively owns or is a licensee of and has an exclusive right to use, as applicable, the Business Intellectual Property Assets listed on Section 4.19(a) of the Seller Disclosure Schedule, free and clear of all Encumbrances. All current and former employees of the Seller and contractors hired by Seller who have developed any Business Intellectual Property Assets (collectively, “IP Personnel”) have executed and delivered to Seller a nondisclosure agreement or obligation restricting such person’s right to disclose or use confidential or proprietary information of Seller. All IP Personnel are subject to an agreement with or other legal obligations to Seller or its Affiliates that has accorded Seller or its Affiliates exclusive ownership of all applicable rights in all Business Intellectual Property Assets developed in the course of services performed for Seller or its Affiliates by such IP Personnel;
(ii)    all Business Patents, Business Marks and Business Copyrights that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world, have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned;
(iii)    none of the Business Patents, Business Marks and Business Copyrights that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any maintenance fees or final deadlines falling due within ninety (90) days after the Closing Date;
(iv)    to the Knowledge of Seller, each of the Business Intellectual Property Assets is valid and enforceable and there are no allegations or facts supporting allegations that any of the Business Intellectual Property Assets is invalid or unenforceable;
(v)    no third party, including any current or former Business Employee or independent consultant or contractor engaged by or on behalf of Seller: (a) owns any rights in any of the Business Intellectual

Property Assets that are owned by Seller or (b) has received from Seller a license in the Field to any Intellectual Property Assets (other than the IROBOT trademark) that are the subject of the License Agreements;
(vi)    as of the date hereof, there are no pending, or, to the Knowledge of Seller, threatened material claims against Seller alleging that the operation of the Business infringes or misappropriates the rights of any third party in any Intellectual Property Assets;
(vii)    the Business Intellectual Property Assets and the conduct of the Business do not infringe or misappropriate, and have not infringed or misappropriated, the Intellectual Property Assets of any third party;
(viii)    Seller has not alleged infringement or misappropriation by a third party of any of the Business Intellectual Property Assets and, to the Knowledge of Seller, there is no infringement or misappropriation by a third party of any of the Business Intellectual Property Assets;
(ix)    Seller has taken necessary and commercially reasonable security measures to protect the confidentiality of all Trade Secrets owned by Seller and exclusively used in the Business or necessary to the conduct of the Business as presently conducted, used or in development exclusively for the Business (the “Business Trade Secrets”), and each Person who has had access to any Business Trade Secret is bound by a non-disclosure or comparable agreement that protects Seller’s proprietary interests in and to any such Business Trade Secret;
(x)    to the Knowledge of Seller, there has been no unauthorized use or disclosure of any Business Trade Secret;
(xi)    the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any of the Business Intellectual Property Assets; and
(xii)    to the Knowledge of Seller, each individual associated with the filing and prosecution of any and all issued owned U.S. Business Patents or owned U.S. patent applications for or on behalf of Seller complied with the duty of candor and good faith in dealing with the U.S. Patent and Trademark Office (the “USPTO”), including the duty to disclose to the USPTO all information known to that individual to be material to the patentability of the invention claimed in the owned U.S. applications.
(c)    Section 4.19(c) of the Seller Disclosure Schedule identifies all Business IP Agreements other than (i) standard customer agreements entered into in the Ordinary Course of Business and (ii) licenses for OTS Software. Seller is not and, to the Knowledge of Seller, no other party to any Business IP Agreement is, in breach or default thereof and no event has occurred that with or without notice or lapse of time would constitute a breach or default thereof (including with respect to any exclusivity provisions thereof) or permit termination, modification or acceleration thereunder. Except as set forth on Section 4.19(c) of the Seller Disclosure Schedule, and other than with respect to standard customer agreements entered into in the Ordinary Course of Business, Seller has not granted to any Person any license, option or other rights to use in any manner any of the Business Intellectual Property Assets, whether requiring the payment of royalties or not. Except as set forth in Section 4.19(c) of the Seller Disclosure Schedule, Seller’s use of the Business Intellectual Property Assets does not require payment of any royalties, license fees, or similar obligation to any Person, and Seller is not required to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential infringement, misappropriation or other violation or unlawful use claim with respect to such Person’s use of any Business Intellectual Property Asset, except for indemnification obligations set forth in sales contracts entered into in the Ordinary Course of Business. Seller has provided complete and correct copies of all Business IP Agreements to Buyer. Except as set forth in Section 4.19(c) of the Seller Disclosure Schedule, Seller has not granted any entity (including, without limitation, any customers) a covenant not to sue, or other agreement to refrain from asserting, (i) any Business Intellectual Property Assets that are not the subject of the License Agreements or (ii) in the Field any Business Intellectual Property Assets that are the subject of the License Agreements.

(d)    Except as set forth on Section 4.19(d) of the Seller Disclosure Schedule, no funding, facilities, resources or personnel of any Governmental Authority or university, college, other educational institution or research center, or funding by third parties were used, directly or indirectly, in the development or creation, in whole or in part, of any Business Intellectual Property Asset and no Governmental Authority or university, college, other educational institution or research center has any claim or right in or to any Business Intellectual Property Asset.
(e)    The Business Software does not contain any viruses, worms, trojan horses and other material known contaminants that are designed to disrupt its operation or have an adverse impact on the operation of other software programs or operating systems, and there are no material bugs, errors or problems contained in the Business Software which would cause it to operate other than in accordance with its documented specifications. The Seller does not warrant that operation of the Business Software will be uninterrupted and/or error free.
(f)    No rights in the Business Software have been transferred to any third party except pursuant to standard licenses to the customers of the Business to whom Seller has licensed such Business Software in the Ordinary Course of Business.
(g)    Seller does not have any obligation to any third party to maintain, modify, improve or upgrade any of the Business Software, other than the customers of the Business to whom Seller has licensed the Business Software in the Ordinary Course of Business.
(h)    Except as set forth in Section 4.19(h) of the Seller Disclosure Schedule, Seller has not disclosed the source code for any Business Software to any Person nor has Seller granted to any Person the right to use such source code. No source code for Business Software has been placed in escrow with any Person. Seller has no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available any source code for any Business Software. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of source code for any Business Software to any other Person.
(i)    Section 4.19(i) of the Seller Disclosure Schedule accurately identifies and describes: (i) each item of Open Source Code that is included, contained or embedded in, called by, linked to, combined with, or distributed or made available with any Business Software or from which any part of the Business Software is derived, in whole or in part; (ii) the applicable license and version thereof for each such item of Open Source Code, if any, that are subject to dual or multi-licensing, any conditions of use for or election of a particular one of the licenses; (iii) any products or services of Seller to which each such item of Open Source Code relates and how the Open Source Code is used with, in or by the products or services; and (iv) whether any modifications to such Open Source Code have been made by or on behalf of Seller. No such Open Source Code is or has been so used in, with or by any Business Software in a manner that requires or purports to require as a condition of use, modification, or distribution: (A) disclosing, providing or making available any source code, including any portion of the source code of any Business Software; (B) granting any customer or other recipient the right to copy, modify or redistribute any portion of the Business Software; (C) the free distribution of any Business Software; (D) the obligation to grant any patent rights relating to the Business Software; or (E) the obligation to refrain from enforcing any patent rights relating to the Business Software or the loss of any rights or license in the event of such enforcement.
(j)    The Business IT Assets, together with the information technology services to be provided by Seller pursuant to the Transition Services Agreement, are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business as currently conducted, used or in development. Seller (i) has taken commercially reasonable measures to preserve and maintain the performance, security and integrity of the Business IT Assets (and all Software, information or data stored on any Business IT Assets) and (ii) maintains commercially reasonable documentation regarding all Business IT Assets, their methods of operation and their support and maintenance. There has been no failure with respect to the Business IT Assets that has had a material effect on the operations of the Business and, to the Knowledge of the Seller, there has been no unauthorized access to or use of any Business IT Assets (or any Software, information or data stored on any Business IT Assets).

(k)With respect to the Business: (i) Seller has complied with all applicable laws, regulations, and policies (if any) relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of personally identifiable information, and has maintained a commercially reasonable security plan to protect such information against loss, damage, and unauthorized access, use, modification, or other misuse; (ii) no legal action has been asserted or threatened in writing against Seller by any Person with respect to the use or security of personal or private information; and (iii) the execution, delivery and performance of this Agreement complies with all applicable laws, regulations, and policies relating to data privacy, data protection and data security (if any).
4.20    Government Contracts.
(a)    Section 4.20(a) of the Seller Disclosure Schedule sets forth a true and correct list of each Government Contract relating to the Business that has been active in performance at any time since January 1, 2014 and, with respect to each, identifies (i) the contract number; (ii) the Governmental Authority, contracting agency and/or (for subcontracts) the prime contractor or higher-tier subcontractor (as applicable); (iii) the contract award date; (iv) the basis of award (i.e., competitive vs. sole source); and (v) whether the Government Contract was procured as a commercial item or a non-commercial item; and (vi) the period of performance (with option periods identified separately). Section 4.20(a) of the Seller Disclosure Schedule also sets forth all multiple award contracts relating to the Business that are in effect since January 1, 2014, and that have had task or delivery orders issued under that multiple award contract that have been in effect at any time since January 1, 2014. Seller has made available to Buyer complete and correct copies of all Government Contracts required to be listed in Section 4.20(a) of the Seller Disclosure Schedule together with all draft or final audit reports from a Governmental Authority received by the Seller pertaining to such Government Contracts. Seller has not received any written (or, to Seller’s Knowledge, oral) notice from any Governmental Authority, prime contractor, or higher-tier subcontractor, of any intention to make a material modification to any such Government Contract. Unless listed on Section 4.20(a) of the Seller Disclosure Schedule as being currently “closed,” each Government Contract is (A) in full force and effect, (B) unless noted to the contrary in Section 4.20(a) of the Seller Disclosure Schedule, is being transferred to Buyer pursuant to the terms of this Agreement and (C) constitutes a legal, valid and binding agreement, enforceable against the Seller and, to the Knowledge of Seller, against the other parties thereto, in accordance with its terms. The Government Contracts listed in Section 5.11(a) of the Seller Disclosure Schedule are all of the active, prime Government Contracts currently in effect with ongoing performance obligations relating to the Business to which Seller is a party.
(b)    Section 4.20(b) of the Seller Disclosure Schedule sets forth a complete and accurate list of each unexpired Government Contract Bid of the Seller as of the date hereof, and with respect to each, identifies (i) the project name; (ii) the Governmental Authority, contracting agency and/or (for subcontracts) the prime contractor or higher-tier subcontractor (as applicable); (iii) the request for proposal number; (iv) the expected award date; and (v) the estimated period of performance (with option periods identified separately). Seller has made available to Buyer complete and correct copies of all Government Contract Bids required to be listed in Section 4.20(b) of the Seller Disclosure Schedule.
(c)    Except as set forth in Section 4.20(c) of the Seller Disclosure Schedule, Seller has not (i) entered into, been awarded, nor is there any active Government Contract Bid for, any Government Contract with any Governmental Authority that was awarded to Seller pursuant to a procurement that was restricted to bidders qualified as a “small business,” “small disadvantaged business,” or otherwise possessing protégé status, woman-owned small business, or other preferential status (including, but not limited to, participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under Section 8(a) of the Small Business Act) or a “minority set aside” or other “set aside” status, or (ii) represented, in connection with any Government Contract or Government Contract Bid, that it qualifies as a small business, small disadvantaged business, HUB-Zone small business, veteran-owned small business, service-disabled veteran-owned small business, woman-owned small business, woman-owned business, minority-owned business, mentor, protégé, or for any other preferential status (collectively, “Preferred Bidder Status”). Seller has not received any written (or to Seller’s Knowledge, oral) notification that any Governmental Authority, prime contractor, or higher-tier subcontractor will terminate, materially decrease the rate of purchasing under, or decline to exercise options under any Government Contract, as the result of any loss of Preferred Bidder Status.

(d)    With respect to each Government Contract or Government Contract Bid, as applicable, except as set forth on Section 4.20(d) of the Seller Disclosure Schedule, at all times since January 1, 2011:
(i)Seller is and has been in compliance in all material respects with (i) all terms and conditions of each Government Contract and Government Contract Bid, including, without limitation, any clauses, provisions, requirements, terms and conditions incorporated expressly by reference or by operation of law, and (B) all laws pertaining to each Government Contract and Government Contract Bid, including, without limitation and as amended, the Truth in Negotiations Act, the False Claims Act, the Anti-Kickback Act, the Byrd Amendment, the Buy American Act, the Trade Agreements Act, the Service Contract Act, the Procurement Integrity Act, Title 18 of the United States Code, the Federal Acquisition Regulation and any applicable agency supplement thereto (collectively, the “FAR”), including, without limitation, any FAR clauses or provisions applicable to or incorporated by reference in such Government Contract, and the Cost Accounting Standards;
(ii)Seller has not received any written (or to Seller’s Knowledge, oral) cure notice, show cause notice, stop work order, default notice, termination notice (whether for convenience or cause) or any notice alleging that Seller or any of its officers, directors, or employees defaulted upon, breached, violated, or otherwise failed to comply with any law, certification, representation, clause, provision or requirement applicable to, or the terms and conditions of, any Government Contract or Government Contract Bid, and to Seller’s Knowledge, no event has occurred that, with the passage of time or the giving of notice or both, would result in a condition of default, breach or violation of or noncompliance with any law, certification, representation, clause, provision or requirement applicable to, or the terms and conditions of, any Government Contract or Government Contract Bid;
(iii)Seller’s business systems (as defined in DFARS 252.242-7005) and internal controls with respect to the Government Contracts and Government Contract Bids are and have been in compliance with relevant and applicable contract requirements and laws, including, without limitation, FAR 52.203-13 (Contractor Code of Business Ethics and Conduct) and DFARS 252.215-7002 (Cost Estimating Systems Requirements), 252.234-7002 (Earned Value Management System), 252.242-7006 (Accounting System Administration), 252.244-7001 (Contractor Purchasing System Administration) and 252.245-7003 (Contractor Property Management System Administration);
(iv)all invoices and claims for payment, reimbursement or adjustment submitted by Seller were current, accurate and complete in all respects as of their submission dates, and no Governmental Authority, prime contractor or higher tier subcontractor has disallowed, withheld or set off, or threatened in writing (or, to Seller’s Knowledge, orally) to disallow, withhold or set off, any amount due to Seller under any Government Contract;
(v)all costs, fees, profit and other charges and expenses of any nature that have been charged prior to Closing to any cost reimbursable or flexibly priced type Government Contract, and all sums invoiced prior to Closing under any type of Government Contract, were properly chargeable or invoiced to such Government Contract, were charged or invoiced in amounts consistent with the requirements of such Government Contract and applicable law, and, to Seller’s Knowledge, there will be no material refunds, reimbursements or adjustments including, without limitation, any cost disallowances;
(vi)Seller has complied with the notice and pricing requirements of the price reductions clause and payment of the Industrial Funding Fee in any multiple award schedule Government Contract and, to Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in a demand by any Governmental Authority for a refund based on Seller’s failure to comply with the price reductions clause or payment of any Industrial Funding Fee;
(vii)Seller and its employees have complied in all material respects with all time keeping and time recordation requirements of each applicable Government Contract, and all individuals who have performed work under any Government Contract that includes labor qualifications met each and every contractual education, experience, and other requirement for the task they performed and for the labor category, if any, under which their time was recorded and billed;

(viii)all representations and certifications executed, acknowledged or set forth in or pertaining to each Government Contract and Government Contract Bid were accurate in all respects as of their effective date and the Seller has complied with such representations and certifications in all respects, including any requirement to update such representations and certifications;
(ix)except as set forth in Section 4.20(d)(ix) of the Seller Disclosure Schedule, no Governmental Authority has assigned Seller a rating below “Satisfactory” in connection with any contractor performance assessment report or similar evaluation of past performance in connection with any of the Government Contracts; and Seller has responded to any assessment critical of Seller’s performance that was offered by a Governmental Authority in accordance with the terms of the Contractor Performance Assessment Reporting System;
(x)all property furnished to the Seller under a Government Contract is in the possession of Seller and properly accounted for or has been returned to the customer and there are no outstanding loss, damage or destruction reports with respect to furnished property or equipment; and
(xi)For any Government Contract listed among the Purchased Assets, Seller has not received any written (to Seller’s Knowledge, oral) notice, from a Governmental Authority or prime contractor or higher-tiered subcontractor that any option with respect to that Government Contract will not be exercised.
(e)    (i) There are no outstanding claims, disputes, or requests for equitable adjustment by or against the Seller, on the one hand, and a Governmental Authority, prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any Government Contract or Government Contract Bid issued since January 1, 2011, and (ii) to Seller’s Knowledge, there are no facts that are reasonably likely to result in any such claims, disputes, or requests for equitable adjustment.
(f)    Section 4.20(f) of the Seller Disclosure Schedule, sets forth a complete list of all organizational conflict of interest (“OCI”) mitigation plans entered into or proposed by the Seller in connection with any Government Contract awarded since January 1, 2011. Seller has furnished to Buyer complete copies of all such OCI mitigation plans for any Government Contract listed among the Purchased Assets. Seller is in material compliance with all of its OCI mitigation plans and has not received any written (or, to Seller’s Knowledge, oral) notice of any failure to comply with such plans or the existence of any prohibited OCI in connection with any Government Contract or Government Contract Bid.
(g)    (i) Except as set forth on Section 4.20(g)(i) of the Seller Disclosure Schedule, Seller is not party to any active Government Contract that contains classified material, that requires the delivery of classified articles, or that is subject to a DD254 form. (ii) Except as may be prohibited by the National Industrial Security Program Operating Manual (“NISPOM”), Section 4.20(g)(ii) of the Seller Disclosure Schedule lists all facility security clearances held by the Seller and, to the Knowledge of the Seller, all personnel security clearances by number and clearance level held by each director, officer, employee or consultant (if such consultant is engaged to perform on or in relation to a Government Contract subject to a DD254) of Seller. All requisite personnel security clearances and facility security clearances are valid and in full force in effect. Seller is in compliance in all material respects with the applicable facility and personnel security clearance requirements, including, without limitation, those set forth in the NISPOM, the NISPOM Supplement, all applicable Director of Central Intelligence Directives, and any contractual agreements, including, without limitation, the provisions of all applicable DD254s, and including any requirements therein relating to the provision of notice of this Agreement. The clearances set forth in Section 4.20(g)(ii) of the Seller Disclosure Schedule are all of the facility security clearances and personnel security clearances necessary to conduct the Business. The Seller has not received written notice of and, to Seller’s Knowledge, there is no, proposed or threatened termination of any facility or personnel security clearance.
(h)    Neither Seller nor any of its directors, officers, principals, employees or consultants is debarred, suspended, deemed non responsible or otherwise excluded from participation in the award of any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, nor is there any pending debarment, suspension or exclusion proceeding that has been initiated against the Seller or any of its predecessors, shareholders, officers, directors, employees or consultants. Seller has not received any written (or to Seller’s Knowledge, oral) notice of any negative determinations of responsibility, as contemplated in Part 9 of the FAR, and, to Seller’s Knowledge, no such negative determinations of responsibility have been issued, against the Seller.
(i)    Seller has not received any written (or to Seller’s Knowledge, oral) communication that it will be subject to, and to Seller’s Knowledge there is not pending or threatened, any audit or investigation of the Seller, conducted by any Governmental Authority, including, without limitation, the Defense Contract Audit Agency, arising under or relating to any Government Contract or Government Contract Bid, other than routine audits conducted in the Ordinary Course of Business; and, to Seller’s Knowledge, there have been no material audits or investigations relating to any Government Contract or Government Contract Bid, other than routine audits conducted in the Ordinary Course of Business.
(j)    Except as set forth on Section 4.20(j) of the Seller Disclosure Schedule, Seller has not (i) conducted or initiated any investigation related to any suspected, alleged or possible violation of any Contract requirement or law, or inaccuracy in any representation or certification, with respect to any Government Contract or Government Contract Bid other than routine investigations conducted in the Ordinary Course of Business, or (ii) made any voluntary or mandatory disclosure to or entered into any consent or administrative agreement (including but not limited to a Corporate Integrity Agreement) with a Governmental Authority related to a Government Contract or Government Contract Bid. Seller has no Knowledge of any facts or circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13.
(k)    Seller is not using any technical data, computer software or other Business Intellectual Property Assets in any manner that breaches or violates any Government Contract or applicable law. Seller has taken all reasonable steps required under any Government Contract and applicable law to assert and protect its rights in any technical data, computer software and other Business Intellectual Property Assets owned by Seller that is material to the operation of the Business, and Seller has included the proper restrictive legend (including, without limitation, any “limited rights” legend, “restricted rights” legend and any “government purpose license rights” legend) on all copies of any such technical data, computer software and other Intellectual Property delivered in connection with any Government Contract. All such markings and rights were properly asserted and justified under the Government Contracts, and no Governmental Authority, prime contractor, or higher-tier subcontractor has challenged in writing or, to Seller’s Knowledge, has any basis for challenging, the markings and rights asserted by Seller. Under each Government Contract, Seller has timely disclosed all subject inventions and timely elected title thereto, in each case in accordance with all requirements of such Government Contract.
(l)Since January 1, 2011, Seller has been, and currently is, in compliance in all material respects with all applicable U.S. and non-U.S. laws and regulations related to the exportation or importation of supplies or services by Seller in connection with the Business (“Export Laws”), including any export or import declaration filing, payment of customs duties, compliance with import quotas, import registration or any other similar requirements, and also including any brokering agreements under applicable Export Laws. There is no charge, proceeding or, to Sellers’ Knowledge, investigation by any Governmental Authority with respect to a violation of any applicable Export Laws that is now pending or, to Sellers’ Knowledge, has been asserted or threatened with respect to the Seller. Seller warrants that it is registered with the U.S. Department of State, Directorate of Defense Trade Controls, as an exporter or manufacturer of defense articles, defense services, or technical data.
4.21    Relations with Suppliers and Customers.
(a)    Section 4.21(a) of the Seller Disclosure Schedule sets forth a list of the top ten (10) suppliers/manufacturer for products and supplies of, or primarily related to, the Business by dollar volume of purchases for each of the two (2) most recent fiscal years of Seller. Seller has not received notice from any supplier to the effect that, and, to the Knowledge of Seller, no event has occurred or fact exists that would lead Seller to reasonably conclude that, any supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to Seller for purposes of, or in connection with, the Business.

(b)    Section 4.21(b) of the Seller Disclosure Schedule sets forth a list of the top ten (10) customers of the Business by dollar volume of purchases for each of the two (2) most recent fiscal years of Seller. Seller has not received notice from any customer to the effect that, and, to the Knowledge of Seller, no event has occurred or fact exists that would lead Seller to reasonably conclude that, any customer will stop, or materially decrease the rate of, buying products or services from Seller.
4.22    Accounts Receivable. All Accounts Receivable related to or arising from the Business that are reflected on the Business Financial Statement or on the accounting records of the Business as of the date hereof and the Closing Date represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the Ordinary Course of Business. Except to the extent paid prior to the Closing Date, such Accounts Receivable are or will be as of the Closing Date, to Seller’s Knowledge, collectible within their respective due dates ninety (90) days following the Closing. There is no contest, claim, defense or right of setoff under any Purchased Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable. Except as set forth in Section 4.22 of the Seller Disclosure Schedule, no account debtor (a) as of January 2, 2016, was delinquent in its payment by more than sixty (60) days, (b) as of the date hereof, refused or threatened to refuse to pay its obligations for any reason, or (c) as of the date hereof, was insolvent or bankrupt. Section 4.22 of the Seller Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of January 2, 2016, which list sets forth the aging of each such Account Receivable.
4.23    Inventory. Seller is not in possession of any Inventory related to the Business not owned by Seller, including goods already sold. All Inventories related to the Business are saleable in the Ordinary Course of Business, and are not obsolete, damaged or defective. The value at which Inventories are carried on the Business Financial Statements reflects the customary inventory valuation of Seller (which fairly reflects the value of obsolete or excess inventory) for stating Inventory in accordance with GAAP and there has been no change to the method of such inventory valuation in the prior three (3) years. Inventory on hand that was purchased after the date of the Business Financial Statements was purchased in the Ordinary Course of Business of Seller at a cost not exceeding historical prices prevailing at the time of purchase. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive but are reasonable in the present circumstances of Seller. Work-in-process Inventories are now valued, and will be valued on the Closing Date, according to GAAP. There are no blanket purchase orders for any Inventories.
4.24    Product Warranty and Product Liability.
(a)    With respect to the Business and the Purchased Assets, each product manufactured, sold, leased, or delivered by Seller is in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and Seller has no Liability (nor, to the Knowledge of Seller, is there is any basis for any present or future proceeding against Seller giving rise to any such Liability) for recall, replacement or repair thereof or other damages in connection therewith. Section 4.24(a) of the Seller Disclosure Schedule includes copies of the standard terms and conditions of sale or lease for Seller (containing applicable guaranty, warranty, and indemnity provisions). No product manufactured, sold, leased, or delivered by Seller in connection with the Business or the Purchased Assets is subject to any guaranty, warranty, or other indemnity, in each case that has not lapsed, beyond the applicable standard terms and conditions of sale or lease set forth on Section 4.24(a) of the Seller Disclosure Schedule.
(b)    With respect to the Business and the Purchased Assets, Seller has no Liability (and, to the Knowledge of the Seller, there is no basis for any present or future against Seller giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, leased, or delivered by the Seller.
(c)    The Purchased Contracts contain all of the product warranties and guarantees extended by Seller with respect to any products or services provided by the Business. There have not been any amendments to or deviations from such warranties and guarantees contained in such Purchased Contracts since the date hereof. During the last five (5) years, there have been no written claims, or claims threatened in writing, against Seller with respect to product warranties and guarantees on products or services outside the Ordinary Course of Business. No product manufactured or sold by Seller with respect to the Business has been the subject of any recall or similar action instituted by any Governmental Authority or as a result of any requirement of applicable law or undertaken by Seller on a voluntary basis or upon a customer request.
4.25    Solvency. Assuming the accuracy of the representations and warranties of Buyer in this Agreement and the other Transaction-Related Documents, immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Seller will be solvent and able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its business; and (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities.
4.26    Foreign Corrupt Practices Act. Seller has not, nor have any of its Representatives, directly or indirectly, paid or delivered any payment, whether in money, property, goods, services or otherwise, to any Governmental Authority or other Person in the U.S. or any other country which is in any matter related to the business, assets or operations of the Business which is illegal under any applicable law. Without limiting the generality of the foregoing, neither Seller nor any of its respective directors, officers, agents, employees or any other Persons acting on their behalf has (in each of the foregoing cases) while acting on behalf of Seller:  (i) within the last five (5) years, violated the Foreign Corrupt Practices Act, 15 U.S.C. §78dd‑1 et seq., or any other similar applicable law; (ii) made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person knowing that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of improperly influencing a decision, inducing an official to violate their lawful duty, securing any improper advantage, or improperly inducing a foreign official to use their influence to affect a governmental decision; (iii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts; (iv) violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law, anti-boycott regulations, embargo regulations or other applicable law; or (v) participated in, or cooperated with, an International Boycott as set forth in Section 999(b)(3) of the Code.
4.27     Insurance.
(a)    Seller has delivered to Buyer (i) complete copies of all policies of insurance related to the Business or the Purchased Assets currently in effect to which Seller is a named insured, a list of which is included in Section 4.27(a) of the Seller Disclosure Schedule; and (ii) any written report by Seller’s auditors or any consultant or risk management advisor furnished to the Seller within the last twelve (12) months with regard to the adequacy of Seller’s coverage of the Business or the Purchased Assets or of the reserves for claims.
(b)    Section 4.27(b) of the Seller Disclosure Schedule describes any written self-insurance arrangement related to the Business or the Purchased Assets, including any reserves established thereunder, and (ii) all written obligations of the Business to provide insurance coverage to third parties.
(c)    Except as set forth in Section 4.27(c) of the Seller Disclosure Schedule:
(i)all policies of insurance currently in effect that provide coverage to Seller as a named insured with respect to the Business or the Purchased Assets are in full force and effect;
(ii)With respect to each such insurance policy currently in effect, Seller is not in material breach or default (including with respect to the payment of premiums or the giving of notices);
(iii)Seller has not received with respect to insurance coverage currently in effect for the Business or the Purchased Assets (A) any written refusal of coverage or (B) any written notice of cancellation;
(iv)Seller has paid all premiums due under each policy of insurance related to the Business or the Purchased Assets to which it is a named insured; and
(v)Seller has given notice to each insurer of all material claims relating to the Business or the Purchased Assets that may be insured by such insurer.

4.28    Affiliate Transactions. Other than in the Ordinary Course of Business or as disclosed on Section 4.28 of the Seller Disclosure Schedule, which shall include any intercompany work orders, there are no material transactions between Seller and its Affiliates with respect to the Business.
4.29    Indebtedness. Except as set forth in Section 4.29 of the Seller Disclosure Schedule, neither the Seller (with respect to the Business or Purchased Assets) nor the Business, has any outstanding Indebtedness. Section 4.29 of the Seller Disclosure Schedule sets forth the amount of any such outstanding Indebtedness as of the date hereof and the party to whom such Indebtedness is owed.
4.30    Accuracy of Representations and Warranties; Disclosure. All documents and other papers delivered by or on behalf of Seller in connection with this Agreement and the transactions contemplated hereby are true, complete, accurate and authentic copies of the originals thereof. To Seller’s Knowledge, no representation, warranty, statement, or information contained in this Agreement (including the Schedules) or any Contract or document executed in connection herewith or delivered pursuant hereto or thereto or made available or furnished to Buyer or its Representatives by Seller or its Representatives contains or will contain, as of the date on which made or reaffirmed, any untrue statement of a material fact or omits or will omit a material fact necessary to make the information contained therein not misleading. Seller has provided Buyer with correct and complete copies of all documents listed or described in the Seller Disclosure Schedule. Except for the representations and warranties contained in this Article IV or the Transaction-Related Documents to which Seller is a party, none of Seller or any Person on behalf of Seller makes any other express or implied representation or warranty with respect to the Business or the Purchased Assets. Further, except for the representations and warranties contained in Article III or the Transaction-Related Documents to which Buyer is a party, Seller acknowledges that none of Buyer and any Person on behalf of Buyer makes any other express or implied representation or warranty with respect to the transactions contemplated herein.
ARTICLE V - ADDITIONAL AGREEMENTS
5.1    Conduct of Business Pending the Closing. At all times from the execution of this Agreement until the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as may be required by law or as contemplated elsewhere in this Agreement, Seller shall operate the Business in the Ordinary Course of Business in compliance in all material respects with all applicable laws and regulations and preserve substantially intact the Business and the goodwill of the Business. Furthermore, solely with respect to the Business and except as set forth in Section 5.1 of the Seller Disclosure Schedule, Seller agrees not to take any of the following actions (except as expressly permitted by or as contemplated hereby or to the extent Buyer shall consent in writing):
(i)    take or omit to take any action that would reasonably be expected to have a Business Material Adverse Effect;
(ii)    acquire in any manner (whether by merger, consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof of any other Person;
(iii)    except in the Ordinary Course of Business, amend, extend, enter into, renew or terminate, or agree to any waiver of material rights under, any Non-Government Contract, Government Contract, Government Bid or other Purchased Contract; provided, however, that any amendment of existing purchase, sale or delivery orders shall be prohibited under this Section 5.1 unless Buyer consents thereto in writing;
(iv)    except as required by applicable law or any Business Benefit Plan in effect as of the date of this Agreement, (i) increase or accelerate the vesting or payment of any wages, salaries, bonuses, incentives, or other compensation of or other benefits payable (or to become payable) to, or enter into any new bonus or incentive agreement or arrangement with, any Business Employees or other service providers, except for base compensation increases for non-officer Business Employees made in the Ordinary Course of Business (and disclosed to Buyer), (ii) pay any severance, change-in-control, retention or termination pay (in cash or otherwise) to any Business Employees or other service providers, (iii) grant or announce any new stock option or other equity awards or enter into any new bonus or incentive agreement with, any Business Employees or other service providers, or (iv) hire any new Business

Employees having an annual base salary, commission opportunity and incentive compensation opportunity in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;
(v)    amend or terminate any Business Benefit Plan or enter into any new plan, policy, agreement or arrangement that would constitute a Business Benefit Plan if it were in effect on the date of this Agreement (except as required by law, pursuant to any agreement then in effect, or as a result of a customary renewal in the Ordinary Course of Business) or collective bargaining agreement;
(vi)    other than in the Ordinary Course of Business, incur, assume or guarantee any Indebtedness, make any loans, advances or capital contributions, to, or investments in, any other Person, or forgive, cancel, compromise, or waive any material rights with respect to, any loans, advances, capital contributions to or investments in any other Person;
(vii)    sell, lease, sublease, sublicense, convey or otherwise dispose of any material assets, properties or rights (other than Inventory in the Ordinary Course of Business);
(viii)    enter into any Contract with any Business Employee or Key Employee;
(ix)    terminate the employment of any officer, Business Employee or Key Employee, in each case, other than for cause;
(x)    (i) change or modify its current credit, cash management, collection or payment policies, procedures or practices in any material respect, including such policies, procedures or practices related to acceleration of collections or receivables (whether or not past due), (ii) accelerate any billing of customers or collection of receivables, other than in the Ordinary Course of Business, or (iii) delay, postpone or cancel the payment of accounts payable or any other Liability, or the replacement of inoperable, worn-out or obsolete assets with assets of comparable quality;
(xi)    (i) make any change in its accounting practices; (ii) make any Tax election; (iii) change its method of Tax accounting; (iv) change an annual accounting period; (v) amend any Tax Return; (vi) surrender any right to claim a refund of Taxes; (vii) fail to timely pay any Tax or timely file any Tax Return; (viii) consent to any extension or waiver of the limitation period applicable to any Tax claim; or (ix) enter into any agreement with a Governmental Authority relating to Taxes, including the settlement of any claim or Liability for Taxes;
(xii)    mortgage, pledge or subject to any Encumbrance, other than Permitted Encumbrances, any of its material assets, the Purchased Assets or the Leased Real Property;
(xiii)    adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under similar law;
(xiv)    make any capital expenditure or enter into any Contract or commitment therefor with respect to the Business in excess of One Hundred Thousand Dollars ($100,000) individually or in the aggregate;
(xv)    except in the Ordinary Course of Business, grant any exclusive license or sublicense of, assign, transfer, permit to lapse or otherwise dispose of, any Business Intellectual Property;
(xvi)    accelerate, write off or discount any Account Receivable or collect any Account Receivable other than in the Ordinary Course of Business;
(xvii)    settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement);

(xviii)    delay paying payables or other Liabilities (including those that would constitute Assumed Liabilities) when due or defer expenses or, otherwise increase cash on hand outside of the Ordinary Course of Business;
(xix)    implement any employee layoffs requiring notice under the WARN Act; or
(xx)    agree in writing, orally or otherwise to do any of the foregoing.
5.2    Notice of Changes. Between the date of this Agreement and the Closing Date, Seller and Buyer shall promptly give written notice to the other party upon becoming aware of any event, development, change, or occurrence having a Business Material Adverse Effect or Buyer Material Adverse Effect, respectively, or which it believes would reasonably be likely to cause or constitute a material breach of any of its representations, warranties, or covenants contained herein or any material development affecting the Purchased Assets or the Business; provided, however, that the delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.
5.3    Third Party Consents and Regulatory Approvals.
(a)    Subject to the terms and conditions hereof, Seller and Buyer shall use their reasonable best efforts to:
(i)    take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable;
(ii)    as promptly as practicable, obtain from any Governmental Authority or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Seller or Buyer in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;
(iii)    as promptly as practicable, make all necessary filings, and thereafter make any other submissions, in each case as required of such party by applicable law, with respect to this Agreement under (A) the Exchange Act and any other applicable federal or state securities laws, and (B) any other applicable law; and
(iv)    execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
Seller and Buyer shall cooperate with each other in connection with the making of all such filings, including, without limitation, if requested by the other party, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, considering in good faith reasonable additions, deletions or changes suggested in connection therewith. Seller and Buyer shall use their respective reasonable best efforts to furnish to each other, upon reasonable request, all information reasonably necessary or advisable in connection with any application or other filing to be made pursuant to the rules and regulations of any applicable law in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer and Seller agree that nothing contained in this Section 5.3(a) shall modify or affect their respective rights and responsibilities under Section 5.3(b).
(b)    Each of Seller and Buyer shall give any notices to third parties, and use their reasonable best efforts to obtain any third party consents required in connection with the transactions contemplated by this Agreement that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Business Material Adverse Effect or a Buyer Material Adverse Effect prior to or after the Closing, it being understood that, except for the registrations to be obtained by Buyer and set forth on Section 3.3 of the Buyer Disclosure Schedules, Buyer shall not be required to make any payments in connection with the fulfillment of its obligations under this Section 5.3.

(c)    Subject to applicable law and as required by any Governmental Authority, Seller and Buyer each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Section 5.3, including promptly furnishing the other with copies of notices or other material communications received by Buyer or Seller, as the case may be from any third party and/or Governmental Authority with respect to the transactions contemplated hereby. Neither Seller nor Buyer shall permit any Representative to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat.
5.4    Access to Information.
(a)    Between the date of this Agreement and the Closing Date, and upon prior reasonable written notice from Buyer, Seller shall (i) provide Buyer and its Representatives (collectively, “Buyer Group”) with reasonable access, during regular business hours, to Books and Records and personnel, properties, Contracts and Business Permits, in each case, related primarily to the Business, with such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller; (ii) furnish Buyer Group with copies of all such Books and Records, Contracts and Business Permits, in each case, related primarily to the Business as Buyer may reasonably request; (iii) furnish Buyer Group with such additional financial, operating and other relevant data and information (including, without limitation, information in Seller’s Enterprise Resource Planning (ERP) Systems), in each case, related primarily to the Business as Buyer may reasonably request; and (iv) otherwise cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the Business.
(b)    Between the date of this Agreement and the Closing Date, Seller shall arrange for Buyer and its Representatives to contact Seller’s customers, suppliers and other business relationships related primarily to the Business or the Purchased Assets.
(c)    For a period of seven (7) years after the Closing Date, Seller and Buyer shall preserve all material records possessed or to be possessed by such party relating to the Business, including its assets and liabilities, prior to the Closing. After the Closing Date, where there is a Legitimate Business Purpose, such party shall provide the other party with access, upon prior reasonable written request specifying the need therefor, during regular business hours, to the books of account and records of such party (including, without limitation, information in Seller’s Enterprise Resource Planning (ERP) Systems), but, in each case, only to the extent relating to the Business prior to the Closing, and the other party and its Representatives shall have the right to make copies of such books and records at their sole cost; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party and all confidential information of the other party shall be treated as confidential and shall not be disclosed to any other Person except as may be reasonably required for Legitimate Business Purposes. Such records may nevertheless be destroyed by a party if such party sends to the other party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day after such notice is given unless the other party objects to the destruction in which case the party seeking to destroy the records shall deliver such records to the objecting party at the objecting party’s cost. Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 5.4 where such access would violate any law.
(d)    With respect to all information furnished by one party to the other party or its Representatives under this Agreement, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.
5.5    Employment and Benefit Matters.
(a)    Prior to the Closing Date, Buyer shall offer employment (to be effective as of immediately following the Closing) to each Business Employee set forth on Section 5.5(a)(i) of the Seller Disclosure Schedules (the “Offered Business Employees”) and may offer employment (to be effective as of immediately following the Closing) to each employee of Seller set forth on Section 5.5(a)(ii) of the Seller Disclosure Schedules (the “Offered

Seller Employees,” and together with the Offered Business Employees, the “Offered Employees”), each such offer to be pursuant to an offer letter (each, an “Employee Offer Letter”) in a form reasonably acceptable to Seller and provided to each such Offered Employee. Seller shall use its commercially reasonable efforts to assist Buyer in employing all Offered Business Employees as new employees of Buyer. In each Employee Offer Letter, Buyer shall offer to Offered Employees base compensation and employee benefits (other than equity or equity-based compensation and any retention, transaction or change of control bonuses) that are substantially comparable in the aggregate to the base compensation and employee benefits (other than equity or equity-based compensation and any retention, transaction or change of control bonuses) provided by Seller to such Offered Employees immediately prior to the Closing Date; provided, however, that Buyer shall, in its sole and absolute discretion, retain the ability at any time after Closing to modify the base compensation and employee benefits of any Hired Employee (as defined below) and nothing in this Section 5.5(a) shall require Buyer to continue to employ any Hired Employee or to maintain substantially comparable base compensation and employee benefits after Closing. Any Offered Employee who accepts Buyer’s offer of employment and commences employment with Buyer shall be referred to, individually, as a “Hired Employee” and, collectively, as the “Hired Employees.” Upon the Closing and effective as of the Closing Date, Seller shall terminate the employment of all Hired Employees that are commencing employment with Buyer and shall release each Hired Employee from any and all obligations to the Seller with respect to the Business, including without limitation non-competition and customer non-solicitation covenants and confidentiality obligations, pursuant to the release attached as Exhibit C hereto. Seller shall pay out to each Hired Employee any unused vacation time accrued through the Closing Date under Seller’s vacation policy at or prior to the Closing.
(b)    From and after the Closing and for so long as Michael Edis (“Edis”) remains a full-time employee of Seller, Seller agrees to make Edis available to Buyer on a full-time basis to serve as Senior Business Products Manager, Europe for Buyer pursuant to the terms and conditions of the Transition Services Agreement. Seller and Buyer understand that Edis will be under the direction, control and supervision of Buyer during the term set forth in the Transition Services Agreement until his employment with Seller is terminated and he becomes employed by Buyer, as provided therein. During the period while Edis remains an employee of Seller, Buyer agrees to reimburse Seller for all costs related to Edis’ service as its Senior Business Products Manager, Europe, including salary, employment taxes, benefits, including those benefits required under French law, overhead costs and out-of-pocket expenses. Prior to the expiration of the term set forth in the Transition Services Agreement, Buyer will provide an offer of employment to Edis, accompanied by a new employment contract that complies with applicable law. Seller shall use its commercially reasonable efforts to assist Buyer in employing Edis as a new employee of Buyer. Upon acceptance of Buyer’s offer of employment, Seller shall terminate his employment with Seller and shall release Edis from any and all post-employment obligations to the Seller with respect to the Business, including without limitation non-competition and customer non-solicitation covenants and post-employment confidentiality obligations, pursuant to a release substantially in the form of the release attached as Exhibit C hereto for the Hired Employees. Seller shall bear all costs and Liabilities associated with (i) any contracts or agreements it entered into with Edis with respect to his employment prior to being employed by Buyer (ii) the termination of Edis’ employment by Seller (including any severance payments, notice payments or payments for accrued benefits, such as vacation), or (iii) any claims for unpaid wages or benefits relating to Edis’ employment with Seller, regardless of whether such claim is made prior to or after the termination of his employment with Seller. Consistent with Seller remaining as Edis’ employer, during the Term of the Transition Services Agreement (as defined in the Transition Services Agreement), Seller shall continue to be responsible for compliance with the terms of Edis’ employment contract, applicable law and the applicable collective bargaining agreement with respect to the payment of Edis’ wages, employment taxes and benefits (including those benefits required under French law) and overhead costs.  Buyer hereby agrees to reimburse Seller for all costs related to the Edis Services, including salary, employment taxes, benefits (including those benefits required under French law), overhead costs and out-of-pocket expenses incurred during the Term.  Consistent with Buyer’s direction and control of Edis during the Term, Buyer shall indemnify Seller for any violation of applicable law with respect to Edis’ Services that arise directly out of Buyer’s direction and control of Edis, including violations of French law regarding employment discrimination or retaliation, and any other violations that arise as a result of the acts or omissions of Buyer with respect to Edis’ Services.  For the avoidance of doubt, Buyer shall not be responsible for indemnifying Seller for any violations of applicable law with respect to Edis’ Services that arise directly out of Seller’s continued employment of Edis, including without limitation, any violations arising out of Seller’s payment of wages or benefits to Edis or the administration of his employment contract during the Term. Further, notwithstanding Buyer’s direction, control and supervision of Edis, Seller shall have the right to terminate Edis, after consultation with Buyer in good faith, in the event of Edis’ willful and material misconduct that causes, or is reasonably expected to cause, imminent harm to Seller. For the avoidance of doubt, Buyer acknowledges that Edis may terminate his employment with Seller in his discretion and Seller shall have no liability to Buyer in the event that Edis terminates his employment with Seller.
(c)    Effective as of the Closing, Seller shall have procured and established fully-insured mirror health and welfare benefit plans (each a “H&W Plan”, and collectively, the “H&W Plans”) for the Hired Employees, which shall be substantially identical to the Business Benefit Plans in which the Business Employees participated immediately prior to Closing. Further, Seller shall use its reasonable best efforts to procure and establish as soon as practicable following the Closing a 401(k) retirement savings plan to be sponsored by Buyer (the “401(k) Plan”, and together with the H&W Plans, the “Mirror Plans” and each, a “Mirror Plan”). For purposes of the foregoing, Seller shall cause the participation of the Hired Employees in the Business Benefit Plans to cease effective immediately prior to the Closing, and shall provide Buyer with open enrollment administration support to carry over the Hired Employees’ benefit elections under the H&W Plans to be effective as of the Closing. Effective as of the Closing, Seller shall have established a new employer payroll service account for U.S. employees on Buyer’s behalf with Seller’s third-party payroll service provider and shall enroll the Hired Employees that are U.S. employees in such payroll service account as of the Closing and provide Buyer with payroll support with respect to such Hired Employees subject to the terms of the Transition Services Agreement, which shall include support for enrolling such Hired Employees pursuant to elections made under the 401(k) Plan. Further, Seller shall use its reasonable best efforts to procure and establish as soon as practicable following the Closing a new employer payroll service account for French employees on Buyer’s behalf with Seller’s third-party payroll service provider and shall enroll the Hired Employees that are French employees in such payroll service account upon the establishment of such account and provide Buyer with payroll support with respect to such Hired Employees subject to the terms of the Transition Services Agreement, which shall include support for enrolling such Hired Employees pursuant to elections made under the 401(k) Plan.
(d)    It is understood and agreed that (A) Buyer’s extension of offers of employment as set forth in this section shall not constitute any commitment, contract or understanding (expressed or implied) of any obligation on the part of Buyer to undertake a post-Closing employment relationship of any fixed term or duration, and (B) employment offered by Buyer is “at will” and therefore may be terminated by Buyer or by an employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or an employee and legal requirements).
(e)    Except as otherwise set forth herein, Seller shall bear all costs and Liabilities associated with terminating the Business Employees including, without limitation, any severance payments or payments for accrued, unused vacation.
(f)    Notwithstanding anything to the contrary in this Agreement, Buyer shall not, at any time prior to 90 days after the Closing Date, effectuate a “mass layoff” as that term is defined in the WARN Act, without complying fully with the requirements of the WARN Act.
(g)    Nothing in this Section 5.5 shall confer any third-party beneficiary rights on any Person, or be construed or interpreted to be an amendment to any employee benefit plan that is maintained by Seller, Buyer or any of their respective Affiliates.
(h)    From the date of this Agreement until the Closing, Buyer shall not terminate, or take any actions to terminate, any Employment Agreement without the prior written consent of Seller.
5.6    Taxes.
(a)    All federal, state and local sales, stamp, documentary, recording, value added, registration, conveyance and real estate and other transfer Taxes, including any penalties and interest (collectively, “Transfer Taxes”), if any, due as a result of the purchase, sale or transfer of the Purchased Assets in accordance herewith shall be borne 50% by Seller and 50% by Buyer.  Seller shall file all necessary documentation and Tax Returns with respect to such Taxes and if required by applicable law, Buyer will join in the execution of any such documentation and Tax Returns.

Upon the request of the other party, the party making any such filing shall furnish to the other party proof of such filing (and payment).  The parties shall cooperate to minimize or avoid any Transfer Taxes that might be imposed to the extent permitted by applicable law.
(b)    All real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such taxable period included in the period ending with and including the Closing Date (with respect to any such taxable period, the “Pre-Closing Tax Period”), and the number of days of such taxable period beginning after the Closing Date (with respect to any such taxable period, the “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Period. If bills for such Taxes have not been issued as of the Closing Date, and, if the amount of such Taxes for the period including the Closing Date is not then known, the apportionment of such Taxes shall be made at Closing on the basis of the prior period’s Taxes. After Closing, upon receipt of bills for the period including the Closing Date, adjustments to the apportionment shall be made by the parties, so that if either party paid more than its proper share at the Closing, the other party shall promptly reimburse such party for the excess amount paid by them, and any additional amount owing to any taxing authority shall be paid by the party owing that amount pursuant to the terms of this provision.
(c)    Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any action, suit or proceeding, claim, arbitration, litigation or investigation relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the party requesting it.
(d)    Seller and Buyer agree to utilize, or cause their respective Affiliates to utilize, the alternate procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.
5.7    Publicity. Whether or not the Closing takes place, neither Buyer nor Seller shall, nor shall they permit their respective Affiliates or Representatives to, issue any press release or make any other public statement with respect to this Agreement without the prior written consent of the other party, except as may be required by law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with such other party before making any such public announcements. The parties agree that the form and content of the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed prior to issuance. Immediately after issuance of such press release, Seller will place an announcement banner on Seller’s home page of its website with a link to the press release on Seller’s Defense & Security section of North America website. Seller will also place content on the promotional section of its homepage with a link to said press release.
5.8    Employee Assignments. Subject to Seller’s obligations pursuant to Section 5.5 hereof to terminate the employment of all Hired Employees and bear all costs and Liabilities associated with terminating the Business Employees, to the extent assignable with no further action on the part of Seller or any third party, Seller hereby assigns to Buyer, effective as of the Closing Date, all of Seller’s remaining rights in and under any agreements between Seller, on the one hand, and the Business Employees, former employees, independent contractors or former independent contractors, on the other hand, in each case to the extent (and only to the extent) that such rights relate to the Business.
5.9    No Solicitation or Hiring of Employees. Effective as of the date of this Agreement and for a period ending three (3) years after the Closing Date, neither Seller (or its Affiliates) nor Buyer (or its Subsidiaries) shall directly or indirectly, whether independently or in association with any other Person, (a) solicit, encourage, attempt to induce, or take any other action, or direct any other Person to take such action, that is that is intended to encourage or induce any Restricted Employee to terminate his or her employment with or seek or accept employment or other affiliation with Seller or Buyer, as the case may be, or (b) hire or attempt to hire any Restricted Employee; provided, that (i) the foregoing clause (a) shall not restrict placing general solicitation notices of available positions in internal and external print and electronic media, including, for the avoidance of doubt, the website of Seller (or its Affiliates) or Buyer (or their respective subsidiaries), that are not specifically directed at any former Restricted Employee (but, for the avoidance of doubt, this clause (i) shall in no way limit any Person’s obligations under the foregoing clause (b)), (ii) the foregoing clause (b) shall not apply to any Restricted Employee whose employment with either Buyer or Seller (or an Affiliate of such party), as the case may be, has been terminated by such party; provided, however, that the exception contained in this clause (ii) shall not apply to any Restricted Employee who voluntarily resigns his or her employment with Buyer or Seller, as the case may be, and (iii) this Section 5.9 shall not apply to any actions taken prior to Closing in accordance with Section 5.5. If either party is found by a court or arbitrator (as applicable) to have breached this Section 5.9, the restricted period hereunder shall be extended by the time period during which such party was found to be in breach. For the avoidance of doubt, with respect to Buyer, this Section 5.9 shall be applicable solely to Buyer and its Subsidiaries, and no other Affiliate of Buyer shall be bound by this Section 5.9.
5.10    Non-Competition.
(a)    Effective as of the Closing Date and for a period of four (4) years from and after the Closing Date, neither Seller (or its Affiliates) nor Buyer (or its Subsidiaries) shall, anywhere in the world, directly or indirectly, for such Person or on behalf of or in conjunction with any other Person, whether as a partner, officer, director, manager, employee, equityholder, joint venturer, member, investor (other than (i) as the passive holder of not more than two percent (2%) of the total outstanding stock of a publicly-held company or (ii) as the passive holder of not more than ten percent (10%) of the total fully diluted stock of a privately-held company with no power, directly or indirectly, to direct or cause the direction of the management and policies of such company, whether through the ownership of voting securities, by contract or otherwise) or otherwise: (1) in the case of Buyer, (A) engage in, operate or establish any Seller Competitive Business or (B) provide services to or participate in the ownership, management, operation, financing or control of any such Seller Competitive Business; and (2) in the case of Seller and its Affiliates, directly or indirectly (A) engage in, operate or establish any Buyer Competitive Business, (B) provide services to or participate in the ownership, management, operation, financing or control of any such Buyer Competitive Business, or (C) solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any Person that, as of the Closing Date, was or is a prospective client, customer or account of the Business, in each case with whom or which Seller has had a substantial business contact in connection with the Business, or had been a client, customer or account of the Business within a period of twelve (12) months prior to the Closing Date. As used herein, “Buyer Competitive Business” shall mean any Person that competes with the Business anywhere in the world.
(b)    The parties agree that (i) each party’s execution of Sections 5.9 and 5.10 are a material inducement to the other party to enter into this Agreement and consummate the transactions contemplated hereby; (ii) it may cause serious and irreparable injury if a party were to breach its obligations under Sections 5.9 and 5.10 (and that the other party may not have an adequate remedy at law because of the unique nature of its respective business); and (iii) the duration and geographic scope of the restrictive covenants set forth in Sections 5.9 and 5.10 are reasonable. In the event that any court of competent jurisdiction determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that such provisions shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the U.S. (and each comparable jurisdiction or subdivision thereof anywhere else in the world).
(c)    If either party is found by a court or arbitrator (as applicable) to have breached this Section 5.10, the restricted period hereunder shall be extended by the time period during which such party was found to be in breach.
(d)    For the avoidance of doubt, with respect to Buyer, this Section 5.10 shall be applicable solely to Buyer and its Subsidiaries, and no other Affiliate of Buyer shall be bound by this Section 5.10.
5.11    Novation of Government Contracts.
(a)    As soon as practicable following the Closing, Seller shall prepare (with Buyer’s assistance, which will include preparation of all information and documents required of the transferee for such requests), in accordance with FAR Subpart 42.12, and any applicable agency regulations or policies, a written request meeting the requirements of FAR Subpart 42.12, as reasonably interpreted by the Responsible Contracting Officer (as such term is defined in FAR 42.1202), which shall be submitted by the Seller to the Responsible Contracting Officer, for the applicable Governmental Authority (i) to recognize Buyer as Seller’s successor-in-interest to each Government Contract to be novated pursuant to this Agreement and set forth on Schedule 5.11(a) and (ii) to enter into a novation agreement (a “Novation Agreement”), in form and substance as set forth in FAR Subpart 42.1204(i) which shall be deemed reasonably satisfactory to Buyer and Seller, pursuant to which, subject to the requirements of FAR Subpart 42.12, all of Seller’s right, title and interest in and to, and all of Seller’s obligations and liabilities under, such Government Contract shall be validly conveyed, transferred and assigned and novated to Buyer by all parties thereto. Seller and Buyer shall each use all reasonable efforts to obtain all consents, approvals and waivers required for the purpose of processing, entering into and completing the Novation Agreements with regard to any such Government Contracts, including responding to any requests for information by a U.S. Governmental Authority with regard to such Novation Agreements.
(b)    Prior to the Closing and submission of the Novation Agreements, Seller shall cooperate with Buyer in notifying the Responsible Contracting Officer(s) for the relevant Government Contracts, and providing the Responsible Contracting Officer(s) with any and all information necessary to facilitate the submission of the Novation Agreement following the Closing. Buyer and Seller shall collaborate regarding the information to be shared with the Responsible Contracting Officer(s) prior to Closing.
(c)    The parties acknowledge that the transfer or assignment of a Government Contract is subject to the Governmental Authority’s approval of a Novation Agreement recognizing Buyer as the successor-in-interest to Seller. Unless and until the Governmental Authority recognizes Buyer as the successor-in-interest to Seller under any Government Contract, Seller shall subcontract to Buyer all of Seller’s rights and obligations under such Government Contract to the maximum extent permissible under law. In connection therewith, Buyer shall perform on behalf of Seller all of Seller’s obligations under such Government Contract, and Seller shall promptly remit to Buyer all payments Seller receives under such Government Contract with respect to obligations performed by Buyer.
(d)    From the date of this Agreement to the Closing Date, the Seller agrees, to the extent practicable and permitted by law, to use its commercially reasonable efforts to avoid the inclusion in each Government Contract entered into or Government Contract Bid submitted subsequent to the date of this Agreement (each, a “Subsequent Contract”) a provision prohibiting the assignment of any Subsequent Contract to Buyer.
(e)    In the event that any and all novations, transfer or other agreements (including the Novation Agreements), consents, approvals or waivers necessary for the assignments, transfer or novation of any Government Contract covered by this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom, shall not be obtained after the Closing Date, then as of the Closing Date, this Agreement, to the extent permitted by law, shall constitute full and equitable assignment by Seller to Buyer of all of Seller’s right, title and interest in and to, and all of Seller’s obligations and Liabilities under, such Government Contracts, and Buyer shall be deemed the Seller’s agent for purpose of completing, fulfilling and discharging all of Seller’s obligations and Liabilities from and after the Closing Date under any such Government Contract. The parties shall take all reasonable steps and actions necessary to provide Buyer with the benefits of such Government Contracts after the Closing, and to relieve Seller of the performance and other obligations thereunder, including entry into subcontracts for the performance thereof.
(f)    In the event Seller shall be unable to make the equitable assignment described in the preceding paragraph (provided that such failure is not due to Seller’s breach of its obligations under this Section 5.11), or if such attempted assignment would give rise to any right of termination, or would otherwise adversely affect the rights of Seller or Buyer under such Government Contract, or would not assign all of the Seller’s rights thereunder at the Closing Date, Seller shall use its commercially reasonable efforts to provide Buyer with all such rights. To the extent that any such consents and waivers are not obtained, or until the impediments to such assignment are resolved, Seller shall use its commercially reasonable efforts to (i) provide to Buyer, at the request of Buyer, the economic and other benefits of any such Government Contract, (ii) cooperate in any lawful arrangement designed to provide such benefits to Buyer and (iii) enforce, at the request of and for the account of Buyer, any rights of Seller arising from any such Government Contract against any third party (including any Governmental Authority), including the right to elect to terminate in accordance with the terms thereof upon the advice of Buyer; provided that Seller shall be compensated for its reasonable, actual and documented out-of-pocket costs incurred by Seller on account of services that Seller cannot reasonably perform internally in connection therewith (i.e., nothing in this Section 5.11(f) is intended to change the benefit of the bargain to which Seller is entitled under this Agreement, or to require the Seller to perform absorb the costs of performance on Government Contracts without compensation). To the extent that Buyer is provided the economic and other benefits of any Government Contract referred to herein (whether from Seller or otherwise), Buyer shall, to the extent allowed under applicable law and the terms of the applicable Government Contract, perform at the direction of Seller and for the benefit of any third party (including any Governmental Authority), the liabilities and obligations of Seller thereunder or in connection therewith.
5.12    No-Shop; Seller Change of Control.
(a)    Between the date hereof and the Closing Date, Seller shall not, directly or indirectly, (i) solicit, encourage, facilitate or respond to any inquiries, discussions or proposals regarding, (ii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Business in connection with, (iii) continue or enter into discussions or negotiations with respect to, (iv) enter into or consummate any agreement or understanding in connection with, or (v) otherwise cooperate in any way with, or assist or participate in any effort by any Person to do or seek to do any of the foregoing regarding, any proposal regarding, any purchase or other acquisition of all or any portion of the Purchased Assets or the Business (other than the sale of products or services in the Ordinary Course of Business) (any of the foregoing, an “Acquisition Transaction”). Seller shall notify Buyer promptly (but in no event later than twenty-four (24) hours) after receipt by Seller (or its Affiliates or Representatives) of any Acquisition Transaction, including the nature and terms thereof. Such notice shall indicate the identity of the Person involved, the material terms of such Acquisition Transaction, and copies of any written proposals or offers, and all amendments or supplements thereto. Seller shall keep Buyer informed, on a current basis, of any material changes or modifications in the material terms of any such Acquisition Transaction.
(b)    Seller shall (and shall cause its Representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Transaction. Seller agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Seller is a party.
(c)    Nothing in this Section 5.12 shall prevent Seller from soliciting or facilitating any discussions or proposals regarding the sale of Seller’s capital stock or assets that are not the Purchased Assets and not related to the Business. In the event of (i) any merger, consolidation or other business combination of the Seller with or into any Person (other than any Affiliate of Buyer) which results in the sale of all or substantially all of the capital stock of the Seller or other entity resulting from such merger, consolidation or other business combination; (ii) an acquisition (whether by merger, consolidation, or transfer or issuance of capital stock or otherwise) of capital stock of Seller (or any surviving or resulting corporation) by an unaffiliated third party possessing the voting power to elect a majority of the board of directors of Seller (or such surviving or resulting corporation) or (ii) the transfer of all or substantially all of the assets of Seller (other than the Purchased Assets), in each case of clauses (i), (ii) and (iii) above, in one transaction or a series of related transactions prior to Closing but after execution hereof or subsequent to Closing (a “Seller Change of Control”), Seller shall ensure that the acquiring entity or Seller’s successor-in-interest assumes Seller’s obligations hereunder and under any Transaction-Related Document, including under the License Agreements and Transition Services Agreement.
5.13    Financing Cooperation. Until the one-year anniversary of the Closing Date, Seller and its Representatives shall use commercially reasonable efforts to provide cooperation (including with respect to timeliness) in connection with the arrangement of any debt financing as may be reasonably requested by Buyer including, without limitation, (i) promptly furnishing Buyer and its financing sources with the financial information of Seller and any pertinent information regarding the Business as may be reasonably requested by Buyer to consummate such debt financing, (ii) promptly assisting Buyer in the preparation of business projections, pro forma financial information, bank information, memoranda, customary authorization letters, customary syndication documents and materials, including confidential information memoranda, lender and investor presentations, rating agency presentations and similar documents for any portion of such debt financing, (iii) promptly providing or executing and delivering (and upon the Buyer’s reasonable request, negotiating) other documents or taking such actions as promptly as practicable that may be reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions to obtaining such debt financing and (iv) reasonably cooperating in satisfying the conditions precedent set forth in any definitive document relating to such debt financing; provided, that (i) neither the Seller nor its Representatives shall be required to incur any liability or obligation (including any obligation to pay any commitment or other fee) in respect of any assistance provided in connection with such financing and Buyer shall reimburse Seller and its Representatives, as applicable, for all reasonable, actual and documented out-of-pocket costs incurred by Seller on account of services that Seller cannot reasonably perform internally in connection with this Section 5.13, (ii) any rating agency presentations, bank information memoranda, financing marketing materials or similar documents required or used in connection with the financing shall contain customary disclosures exculpating the Seller and its Representatives with respect to any liability related to the contents or use thereof by the recipients thereof, and (iii) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Seller.
5.14    Release Letters. Between the date hereof and the Closing Date, Seller shall use its best efforts to negotiate and obtain Release Letters.
5.15    Confidentiality. The parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect and that information provided by a party to another party in connection with the transactions contemplated in this Agreement is subject to the terms of and shall be treated in accordance with the Confidentiality Agreement. Notwithstanding the foregoing, subsequent to the Closing Date, Buyer and the Seller may independently disclose the consummation of the transactions provided for herein without obtaining the prior consent of any other party, provided that such disclosure shall be in the form of a “tombstone” notice or other offering-related disclosure and may only include a capsule summary of the transaction setting forth the identity of the parties involved and the nature of the transaction but shall not include the price paid by Buyer in connection therewith.
5.16    Post-Closing Payments. Seller hereby irrevocably authorizes Buyer after the Closing to receive and open all mail and other communications received by Buyer and relating to the Business or the Purchased Assets and addressed or directed to Seller and to act with respect to such communications in such manner as Buyer may elect, and to endorse and cash any checks or instruments payable or endorsed to Seller or its order which are received by Buyer and which (a) relate to the Purchased Assets but (b) are not Excluded Assets. Seller will promptly deliver to Buyer the original of any mail or other communication received by Seller after the Closing that relates to the Business or the Purchased Assets. In addition, in the event that any payment on Accounts Receivable or other assets included in the Purchased Assets is received by Seller on or after the Closing Date, Seller will hold such amounts received as trustee for, and remit such amounts to, Buyer by wire transfer of immediately available funds within two (2) Business Days following receipt thereof.
5.17    Bulk Sales Laws. The parties hereto hereby waive compliance by the parties with the bulk sales law and any other similar laws in any applicable jurisdiction in respect of the transactions contemplated by this Agreement.
5.18    Post-Closing Transfers; Further Assurances.
(a)    Seller shall, from time to time after the Closing, at Buyer’s request, transfer, deliver, execute, acknowledge or take any other action necessary (i) to transfer, convey, assign to Buyer all of Seller’s rights, title and interests in any Purchased Asset which was not (but otherwise should have been pursuant to the terms of this Agreement) transferred, conveyed or assigned to Buyer at Closing in connection with the transactions contemplated herein, or (ii) to license to Buyer under any Transaction-Related Document which was not (but otherwise should have been pursuant to the terms of this Agreement) licensed to Buyer at Closing in connection with the transactions contemplated herein, in each case, such that Buyer shall own or have a valid license to or other conferred right to all of the assets, properties, consents and rights of Seller, tangible and intangible, of any nature whatsoever, that are necessary to permit Buyer to carry on the Business in substantially the same manner as presently conducted, used or in development by Seller.
(b)    Seller shall, from time to time, as and when requested by Buyer, use reasonable best efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions to effect and consummate the transactions contemplated herein

(including, but not limited to, providing cooperation and assistance to Buyer to obtain any and all approvals and authorizations required by the U.S. Department of State, Directorate of Defense Trade Controls or any other Governmental Authority).
(c)    Seller shall, as soon as practicable after the date hereof (and in any event within ten days), request approval from the Bureau of Industry and Security to transfer the U.S. Export Administration Regulations licenses set forth on Schedule 5.18(c) hereto (the “EAR Licenses”) from Seller to Buyer (which request will include the letter from Buyer to Seller provided pursuant to the following sentence.  In connection with the foregoing, Buyer shall, prior to Closing, provide to Seller a letter as required by 15 C.F.R 750.10 in connection with the transfer of the EAR Licenses from Seller to Buyer.  In the event that the transfer of the EAR Licenses is not authorized by the U.S. Department of Commerce on or prior to the Closing Date, Seller agrees to conduct authorized exports under the EAR Licenses on behalf of as requested by Buyer from time to time in the conduct of the Business until the transfer of the EAR Licenses to Buyer is authorized by the U.S. Department of Commerce.  From and after the authorization by the U.S. Department of Commerce of such transfer, Buyer agrees to comply with the terms of the EAR Licenses and of applicable regulations in connection with any exports Buyer conducts under the EAR Licenses. In addition, as soon as practicable after the date hereof (and in any event within ten days), each of Seller and Buyer shall notify the Defense Security Service of the proposed transactions contemplated hereby in accordance with NISPOM 2.302(b).
(d)    Seller shall take actions set forth on Schedule 5.18(d) prior to the Closing Date.
(e)    Buyer shall reimburse Seller and its Representatives, as applicable, for all reasonable, actual and documented out-of-pocket expenses incurred by Seller (i) on account of cooperation and assistance that Seller cannot reasonably perform internally in connection with Sections 5.18(a)-(b) and (ii) on account of all activities performed by Seller and requested by Buyer pursuant to the third sentence of Section 5.18(c).
(f)    Any action taken by Seller in accordance with this Section 5.18 shall not affect any rights of Buyer under Article VII or Section 8.1 or otherwise.
5.19    Letters of Credit and Related Guarantees. Seller shall maintain outstanding and in full force and effect after the Closing Date the Letters of Credit set forth on Section 1.1(c) of the Seller Disclosure Schedule through the respective expiration dates set forth therein as of the date hereof. Seller shall pay on a timely basis any demand for reimbursement from an issuer under any such Letter of Credit and shall promptly, in the case of payments to be reimbursed by Buyer on account of any matter set forth in Section 7.3(d) of the Buyer Disclosure Schedule, notify Buyer of same and providing evidence thereof.
ARTICLE VI - CONDITIONS PRECEDENT
6.1    Conditions to Each Party’s Obligations. The respective obligation of each party to effect the transactions contemplated hereby shall be subject to the fulfillment (or waiver in writing if permissible under applicable law) at or prior to the Closing of the following conditions:
(a)    Except for such approvals, authorizations and consents set forth on Schedule 6.1(a), all material approvals, authorizations and consents of any Governmental Authority required to consummate the transactions contemplated hereby and set forth on the Buyer Disclosure Schedule and Seller Disclosure Schedule, as applicable, shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.
(b)    No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be pending or in effect. No statute, rule, regulation, order, injunction or decree shall be pending or have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, or makes illegal consummation of the transactions contemplated hereby.

6.2    Conditions to the Obligations of Buyer. The obligation of Buyer to effect the transactions contemplated hereby is also subject to the satisfaction (or waiver in writing if permissible under applicable law), at or prior to the Closing, of the following conditions:
(a)    Accuracy of Representations and Warranties. Each of the representations and warranties of Seller contained in this Agreement that (x) are qualified by “materiality” or “Business Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), and (y) are not qualified by “materiality” or “Business Material Adverse Effect” shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period).
(b)    Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction-Related Documents to be performed or complied with by it prior to or on the Closing Date.
(c)    Release of Encumbrances. Seller shall have caused all Encumbrances on the Purchased Assets, except for Permitted Encumbrances, to be released and terminated as of the Closing.
(d)    Seller Certificate. Buyer shall have been furnished with a certificate executed by an authorized officer of Seller, dated the Closing Date, certifying to the effect that the conditions contained in Sections 6.2(a) and 6.2(b) have been fulfilled.
(e)    License Agreements. Seller shall have entered into the License Agreements, the forms of which are attached hereto as Exhibit D-1 through Exhibit D-3 (the “License Agreements”).
(f)    Transition Services Agreement. Seller shall have entered into a Transition Services Agreement, the form of which is attached hereto as Exhibit E (the “Transition Services Agreement”).
(g)    Consents. The consents set forth on Schedule 6.2(g) shall have been obtained.
(h)    Establishment of Mirror Plans and Payroll Services Account. Seller shall have procured and established the H&W Plans and the new employer payroll service account for U.S. employees on Buyer’s behalf as described in Section 5.5(b), which shall provide for the participation, coverage and enrollment of such Hired Employees in the H&W Plans and the employer payroll service account, as the case may be, effective as of the Closing Date.
(i)    IP Assignments. Seller shall have entered into the Patent, Trademark and Software Assignment Agreements, the forms of which are attached hereto as Exhibit F-1(a), F-1(b), F-1(c), F-1(d), F-1(e), F-2, and F-3, respectively (the “Patent, Trademark and Software Assignment Agreements”).
(j)    Employment Agreements. Each of the Key Employees shall have entered into an employment agreement with Buyer (the “Employment Agreements”), which shall be in full force and effect as of the Closing.
(k)    Deliverables. Buyer shall have received all deliverables set forth in Section 2.9.
(l)    Release Letters. Buyer shall have received executed copies of the Release Letters (if and to the extent required to remove any Encumbrances (other than Permitted Encumbrances) on any of the Purchased Assets at Closing).
(m)Business Permits. Buyer shall have received the Business Permits set forth on Schedule 6.2(m).

(n)Seller Release. Seller shall have entered into the Seller Release, the form of which is attached hereto as Exhibit C.
6.3    Conditions to the Obligations of Seller. The obligation of Seller to effect the transactions contemplated hereby is also subject to the satisfaction (or waiver in writing if permissible under applicable law), at or prior to the Closing, of the following conditions:
(a)    Accuracy of Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement that (x) are qualified by “materiality” or “Buyer Material Adverse Effect” shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period), and (y) are not qualified by “materiality” or “Buyer Material Adverse Effect” shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date (other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be accurate as of such date or with respect to such period).
(b)    Performance of Obligations of Buyer. Buyer shall have performed and complied in all material respects with all agreements, obligations, covenants and conditions required by this Agreement and the Transaction-Related Documents to be performed or complied with by it prior to or on the Closing Date.
(c)    Buyer Certificate. Seller shall have been furnished with a certificate executed by an authorized officer of Buyer, dated the Closing Date, certifying to the effect that the conditions contained in Sections 6.3(a) and 6.3(b) have been fulfilled.
(d)    Payment of Purchase Price. Buyer shall have paid to the Sellers the Initial Purchase Price required to be paid pursuant to Section 2.5.
(e)    License Agreements. Buyer shall have entered into the License Agreements.
(f)    Transition Services Agreement. Buyer shall have entered into the Transition Services Agreement.
6.4    Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement, to act in good faith or (except as otherwise expressly contemplated herein) to use its reasonable best efforts to consummate the transactions contemplated by this Agreement.
ARTICLE VII - INDEMNIFICATION
7.1    Survival of Representations and Warranties. Subject to the limitations set forth in this Agreement, the representations and warranties made by Seller and Buyer in this Agreement shall survive the Closing and shall continue in force and effect until the Release Date; provided, however, that the Fundamental Representations shall survive the Closing indefinitely; provided, further, that the Special Representations and the representations and warranties set forth in Section 4.12 (Taxes and Tax Returns) shall survive until the date that is thirty (30) days following the expiration of the applicable statute of limitations, including any tolling period. All covenants set forth herein to be performed prior to or at the Closing shall survive the Closing but terminate on the Release Date; provided, however, that Sellers’ obligations under Section 5.6 shall terminate upon thirty (30) days following the expiration of the applicable statute of limitations, including any applicable tolling period; provided, further, that all other covenants set forth herein to be performed after the Closing shall survive the Closing in accordance with their respective terms or, otherwise, indefinitely. Notwithstanding the forgoing, as to the breach of any representation or warranty with respect to which a claim is submitted in writing by a Buyer Indemnitee (as defined herein) or a Seller Indemnitee (as defined herein) within such period and identified as a claim for indemnification pursuant to this Agreement, such representation and warranty shall survive until the claim is resolved.

7.2    Indemnification by Seller. Subject to the applicable provisions and limitations of this Article VII, Seller shall indemnify, defend and hold harmless each of Buyer and its Affiliates and each of its respective Affiliates, officers, directors, agents, Representatives, successors and assigns (“Buyer Indemnitees”) for, any and all direct or indirect claims, suits, actions, proceedings, Liabilities, obligations, judgments, fines, penalties, claims, losses, damages, costs and expenses of any kind (including, without limitation, the reasonable and documented fees and disbursements of counsel, accountants and other experts whether incurred in connection with any of the foregoing or in connection with any investigative, administrative or adjudicative proceeding, whether or not such Buyer Indemnitee shall be designated a party thereto), together with any and all reasonable and documented costs and expenses associated with the investigation of the same and/or the enforcement of the provisions hereof and thereof (collectively, “Losses”), which may be incurred by such Buyer Indemnitee relating to, based upon, resulting from or arising out of:
(a)    any breach or inaccuracy of any representation or warranty made by Seller in this Agreement or any other Transaction-Related Document;
(b)    any breach of, or failure to perform, any covenant or agreement on the part of Seller under this Agreement or any other Transaction-Related Document; and
(c)    any Excluded Liabilities
in the case of each of (a) through (c) whether or not the Loss arises from a Third Party Claim.
7.3    Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless each of Seller and its Affiliates and each of its respective Affiliates, officers, directors, agents, Representatives, successors and assigns (each, a “Seller Indemnitee”) for any and all Losses which may be incurred by such Seller Indemnitee relating to, based upon, resulting from or arising out of:
(a)    any breach or inaccuracy of any representation or warranty made by the Buyer in this Agreement or any other Transaction-Related Document;
(b)    any breach of, or failure to perform, any covenant or agreement on the part of the Buyer under this Agreement or any other Transaction-Related Document, or any breach of, or failure to perform, any covenant or agreement on the part of the Buyer required to be performed on or prior to the Closing Date;
(c)    any Assumed Liability; and
(d)    the matter set forth on Section 7.3(d) of the Buyer Disclosure Schedule.
in the case of each of (a) through (d) whether or not the Loss arises from a Third Party Claim.
7.4    Limits on Indemnification. The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”. The rights of the Indemnified Parties to indemnification pursuant to the provisions of Section 7.2 and Section 7.3 shall be subject to the following limitations:
(a)    The amount of any and all Losses shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement or the other Transaction-Related Documents) with respect to such Losses, in each case, net of costs of collection resulting from making any claim thereunder and net of any deductibles or self-insurance retention amounts and net of any premium adjustments. In the event that an insurance or other recovery is made by any Indemnified Party (as defined herein) with respect to any Loss for which any such Indemnified Party has already been indemnified and paid hereunder or paid pursuant to a suit, action or proceeding pursuant to Section 7.5 hereof, then a payment equal to the aggregate amount of the recovery (net of all direct collection expenses, the Deductible and related insurance premiums) shall be made promptly to the Indemnifying Party; provided, however, that the parties acknowledge that neither party has any obligation to obtain insurance (or assign any insurance policy that is already in existence).
(b)    No claim for indemnification shall be brought under Section 7.2(a) or Section 7.3(a) unless and until the total amount which the Indemnified Party would recover under Section 7.2(a) or Section 7.3(a) (as limited by the provisions of Section 7.4(a)) is greater than Two Hundred Fifty Thousand Dollars ($250,000) (the “Deductible”) in which case the Indemnified Party shall be entitled to recover only the amount of such Losses in excess of the Deductible, subject to the other limitations herein; provided, that Losses relating to (x) breaches or inaccuracies of the Fundamental Representations, Special Representations or of Section 4.12 (Taxes and Tax Returns), in each case, indemnifiable pursuant to Section 7.2(a) or Section 7.3(a), or (y)  fraud or intentional misrepresentation shall neither be applied toward, nor limited by, the Deductible.
(c)    (i) The maximum amount of the indemnification obligations of Seller pursuant to Section 7.2(a), on one hand, and of the Buyer pursuant to Section 7.3(a) on the other hand, for Losses resulting from breaches or inaccuracies therefrom (except for Losses resulting from a breach or inaccuracy of a Fundamental Representation, which shall be governed by clause (ii) below) shall be an amount equal to 15% of the Transaction Consideration (the “General Representations Indemnity Cap”) and (ii) the maximum amount of the indemnification obligations of the Seller, on one hand, and of the Buyer, on the other hand, for Losses resulting from breaches of any covenants to be performed prior to Closing or breaches or inaccuracies of any Fundamental Representation, shall be an amount equal to the Transaction Consideration (the “Transaction Consideration Indemnity Cap” and, together with the General Representations Indemnity Cap, the “Indemnity Cap”); provided, that the Indemnity Cap limitations set forth in this Section 7.4(c) shall not apply to Losses relating to any claim based on fraud or intentional misrepresentation.
(d)    Except for Losses recovered by a third party under this Article VII, no party shall be liable to any other party for any special, punitive or exemplary damages.
(e)    Any Loss for which any Indemnified Party is entitled to indemnification under this Article VII shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.
(f)    Notwithstanding anything to the contrary in this Agreement, solely for purposes of determining the amount of any Losses based upon, arising out of or relating to any breach or inaccuracy of any representation or warranty in this Agreement (and not for purposes of determining whether a breach of any such representation or warranty has occurred), such representation or warranty shall be considered without regard to any qualification by or reference to “materiality”, “all material respects”, “Material Adverse Effect”, or similar qualifications therein.
7.5    Indemnification Procedures.
(a)    Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, at the expense of the Indemnifying Party, of the settlement or defense thereof, and the Indemnified Party shall cooperate with the Indemnifying Party in connection therewith; provided, that the Indemnifying Party shall not be entitled to assume conduct and control of such settlement or defense (unless otherwise agreed to in writing by the Indemnified Party) if (i) the Third-Party Claim relates to any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third-Party Claim primarily seeks an injunction or equitable relief against the Indemnified Party, (iii) the Losses relating to the Third Party Claim are reasonably likely to exceed two times (2x) the maximum amount that the

Indemnified Party could then be entitled to recover from the Indemnifying Party under the applicable provisions of this Agreement, (iv) the Third-Party Claim is one in which the Indemnified Party is also a party or there may be legal defenses available to the Indemnifying Party which are different from or additional to those available to the Indemnified Party, or (v) the Third-Party Claim is brought by any Governmental Authority or involves a significant then current customer of the Indemnified Party. As a condition precedent to the Indemnifying Party’s right to assume control of such settlement or defense, it must first agree in writing to provide full indemnification to the Indemnified Party for all Losses relating to such claim (subject to the limitations contained in Section 7.4 to the extent applicable). So long as the Indemnifying Party is reasonably contesting any such claim in good faith and in accordance with the provisions of this Section 7.5, the Indemnified Party shall not pay or settle any such claim. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.5(b) it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with one counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the limitations set forth herein) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.
(b)    Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, (i) if the Indemnifying Party assumes the defense of any Third-Party Claim, the Indemnifying Party shall not enter into any settlement that does not include as a term thereof (A) the giving by the Person(s) asserting such claim to all Indemnified Parties of a complete and irrevocable release from all Liability with respect to such claim, (B) the sole relief is monetary damages that is fully paid by the Indemnifying Party and (C) no admission of any wrongdoing by any Indemnified Party or consent to entry of any judgment, and (ii) if (A) the Indemnifying Party elects not to compromise or defend any Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement and (B) the Indemnified Party proposes to settle such Third-Party Claim prior to a final judgment thereon or to forego any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof, and the Indemnifying Party shall have the right to participate in and approve such settlement at its own expense, with counsel of its choosing, who will appear as counsel of record for the Indemnifying Party.
(c)    Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such thirty-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including the right to examine and copy accounts, documents or records necessary to assess the Direct Claim) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such fifteen-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

7.6    Remedies Exclusive. Except (a) in the case of fraud or intentional misrepresentation and (b) with respect to the matters covered by Section 2.6(b) (for which the sole and exclusive remedy of each party shall be the procedures set forth in Section 2.6(b)), and where a party seeks to obtain an injunction or specific performance pursuant to Section 9.9, the rights of the Indemnified Parties to indemnification in this Article VII shall be the sole and exclusive remedy for any Indemnified Party subsequent to the Closing with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by applicable law and except in the case of fraud or intentional misrepresentation, the Indemnified Parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under laws or otherwise. For the avoidance of doubt, in no event shall any portion of the Earn-Out Payment be available for purposes of satisfying an indemnification claim pursuant to Article VII.
ARTICLE VII - TERMINATION, AMENDMENT AND WAIVER
8.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    by mutual written consent of Seller and Buyer;
(b)    by either Buyer or Seller if any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any party whose breach of any provision of this Agreement has been the principal cause of or resulted in the imposition of such order, decree, judgment, injunction or ruling.
(c)    by either Buyer or Seller if there shall be any law that enjoins or prohibits the consummation of the transactions contemplated hereby;
(d)    by either Buyer or Seller if the Closing shall not have occurred on or before April 30, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement, the failure to act in good faith or the failure to use its reasonable best efforts to consummate the transactions contemplated hereby has been a principal cause of or resulted in the failure of the transactions contemplated hereby to be consummated on or before such date;
(e)    by Buyer, in the event of a material breach by Seller of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Seller shall have become untrue, which situation in either case, (i) would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b), and (ii) cannot be cured by the Termination Date; provided, however, that Buyer shall have given at least twenty (20) days prior written notice and Seller shall have failed to remedy such breach and Buyer is not in willful and material breach of any representation, warranty or covenant in this Agreement; or
(f)    by Seller, in the event of a material breach by Buyer of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Buyer shall have become untrue, which situation in either case, (i) would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b), and (ii) cannot be cured by the Termination Date; provided, however, that Seller shall have given at least twenty (20) days prior written notice and Buyer shall have failed to remedy such breach and Seller is not in willful and material breach of any representation, warranty or covenant in this Agreement.
8.2    Effects of Termination. In the event of a termination of this Agreement by either Buyer or Seller as provided in Section 8.1, this Agreement shall immediately become null and void and have no effect, and none of Buyer, Seller or any of the officers or directors of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 5.4(d) (Access to Information), 5.7 (Publicity), 5.15 (Confidentiality), 8.2 (Effects of Termination), 9.1 (Expenses) and 9.6 (Governing Law; Jurisdiction

and Venue) and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement, and except that nothing in this Section 8.2 shall relieve either party from liability for any willful or intentional breach of this Agreement. For the avoidance of doubt, the parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance pursuant to Section 9.9.
ARTICLE IX - MISCELLANEOUS
9.1    Expenses. Except as may otherwise be agreed to hereunder or in other writing by the parties, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; provided, that, if the Closing occurs, Seller shall be responsible for any Seller Transaction Expenses that are not otherwise paid by or on behalf of Seller at or prior to the Closing.
9.2    Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by nationally recognized overnight courier (providing proof of delivery), or mailed by prepaid registered or certified mail (return receipt requested) or sent by facsimile transmission (providing confirmation of transmission) or by electronic mail (providing confirmation of receipt) addressed as follows:
(a)    If to Buyer, to:

iRobot Defense Holdings, Inc.
5425 Wisconsin Blvd., Suite 200
Chevy Chase, MD 20815
Facsimile No.: (202) 337-7525
Email Address: pmanos@arlingtoncap.com
Attention: Peter Manos
(b)    with required copies to (which shall not constitute notice hereunder):

Sheppard, Mullin, Richter & Hampton LLP
2099 Pennsylvania Avenue, NW, Suite 100
Washington, D.C. 20006
Facsimile No.: (202) 747-1901
Email Address: lsalvi@sheppardmullin.com and jnorthcutt@sheppardmullin.com
Attention: Lucantonio N. Salvi and Jason Northcutt
(c)    If to Seller, to:

iRobot Corporation
8 Crosby Drive
Bedford, MA 01730
Facsimile No.: (781) 430-3001
Email Address: glen@irobot.com
Attention: General Counsel

(d)    with required copies to (which shall not constitute notice hereunder):

Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Facsimile No.: (617) 523-1231
Email Address: mbettencourt@goodwinprocter.com and gkatz@goodwinprocter.com
Attention: Mark T. Bettencourt, Esq. and Gregg L. Katz, Esq.
or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above; provided that any notice received by facsimile transmission, electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.
9.3    Interpretation.
(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(b)    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(c)    The Disclosure Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Unless otherwise specified, each reference to any numbered Section of the Disclosure Schedule is a reference to the corresponding numbered Section of this Agreement. The information and disclosures contained in each numbered Section of the Disclosure Schedule are intended only to qualify and limit the representations and warranties contained in the corresponding Section of this Agreement and any other representations and warranties with respect to which the relevance of such information or disclosures is reasonably apparent from the actual text of such disclosures to a reader without independent knowledge regarding such information or disclosures. The term “made available to Buyer”, “delivered to Buyer” or “furnished to Buyer” or similar phrases used in Article IV of this Agreement means such subject document was posted to the electronic data room maintained by the Seller at Merrill Datasite under project name “Endeavor” in connection with the contemplated sale of the Business, and such subject document was available to Buyer and its Representatives at least two (2) Business Days prior to the date hereof and remained accessible to Buyer and its Representatives on the date hereof. The term “used or in development” or similar phrases used in this Agreement has the meaning set forth on Schedule 9.3(c).
9.4    Counterparts. This Agreement may be executed in counterparts, including by facsimile or other electronic transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.5    Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Confidentiality Agreement, and any documents delivered by the parties in connection herewith constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement.
9.6    Governing Law; Jurisdiction and Venue.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of Buyer and Seller hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery (the “Chancery Court”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chancery Court and agrees not to plead or claim in the Chancery Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees that service of process may also be made on such party by prepaid certified mail (or airmail if the party is outside of the United States) with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to the process above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
(b)    THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN OR AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY.
9.7    Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.
9.8    Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other party hereto and any attempt to make any such assignment without such consent shall be null and void; provided, however, that without the prior written consent of Seller, (i) subject to Buyer’s obligations set forth in Section 2.11(e), Buyer may assign its rights and obligations to any of its Affiliates or successors and (ii) Buyer may assign its rights hereunder as collateral security to any lender to Buyer or an Affiliate of Buyer. No assignment shall relieve the assigning party of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies under or by reason of this Agreement.
9.9    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including without limitation any such party’s failure to consummate the transactions contemplated hereby in accordance with the terms of this Agreement. Accordingly, (a) Buyer shall be entitled to seek an injunction or injunctions, without the posting of any bond, to prevent breaches of this Agreement by Seller and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity and (b) Seller shall be entitled to seek an injunction or injunctions, without the posting of any bond, to enforce specifically the terms and provisions of this Agreement, to prevent breaches of this Agreement, in addition to any other remedy to which such party is entitled at law or in equity. Under no circumstance shall Seller be permitted or entitled to receive both (i) a grant of specific performance to cause Buyer to consummate the transactions hereunder and (ii) payment of monetary damages pursuant to Section 8.2 hereof.
9.10    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto only by an instrument in writing signed on behalf of each of the parties hereto.

9.11    Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No provision of this Agreement requiring any party to use reasonable best efforts or to act in good faith in any context shall be interpreted to require a party, as part of such party’s duty to use reasonable best efforts or to act in good faith in the context in question, to waive any condition to the obligations of such party hereunder or to refrain from exercising any right or power such party may have hereunder.
9.12    Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.
9.13    Attorneys’ Fees. If any action is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that action, in addition to any other relief to which it may be entitled.
9.14    No Recourse.
(a)    This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any Liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such parties under this Agreement (whether for indemnification or otherwise) of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.
(b)    Nothing in this Section 9.14 shall in any way (i) expand the circumstances in which Buyer may be liable under this Agreement or as a result of the transactions contemplated hereby, (ii) limit or qualify the obligations and Liabilities of the parties providing debt financing to each other thereunder or in connection therewith or (iii) apply to any matter arising out of or relating to the Equity Commitment Letter, the Confidentiality Agreement or Section 2.11.
[Remainder of Page has Been Intentionally Left Blank]

IN WITNESS WHEREOF, Buyer and Seller have caused this Agreement to be executed as a sealed instrument by their duly authorized officers as of the day and year first above written.

IROBOT DEFENSE HOLDINGS, INC.

By:	/s/ Peter M. Manos
	Name:	Peter M. Manos
	Title:	Vice President and Chairman

IROBOT CORPORATION

By:	/s/ Colin Angle
	Name:	Colin Angle
	Title:	Chairman and CEO